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06017461

SEC MAIL PROCESSING
RECEIVED
OCT 1 0 2006
WASH, D.C. 210 SECTION

4 October 2006 (Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 12 July 2006 up to 20 September 2006, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 6 July 2006 up to 28 September 2006.

Yours truly,

Carol Au
Manager, Legal

PROCESSED
OCT 1 9 2006
THOMSON
FINANCIAL

encl

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Release Date **Announcement Details**

▼Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD

Release Date	Announcement Details
Sep 20 2006	MISCELLANEOUS :: STRAITS TIMES' ARTICLE IN PAGE H24 TODAY ON SATS' BANGALORE CONTRACTS
Sep 13 2006	MISCELLANEOUS :: OPERATING DATA FOR AUGUST 2006
Sep 01 2006	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Aug 17 2006	MISCELLANEOUS :: OPERATING DATA FOR JULY 2006
Aug 10 2006	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
Aug 01 2006	FIRST QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Jul 25 2006	MISCELLANEOUS :: RESULTS OF 33RD ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") ON 25 JULY 2006
Jul 25 2006	MISCELLANEOUS :: BOARD CHANGES
Jul 24 2006	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST
Jul 12 2006	MISCELLANEOUS :: OPERATING DATA FOR JUNE 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	20-Sep-2006 13:32:36
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Straits Times' article in Page H24 today on SATS' Bangalore contracts

Description

We refer to the Straits Times article today (page H24 of 20 September 2006) - "SATS wins three contracts at Bangalore airport".

The Company would like to confirm that Bangalore International Airport has shortlisted an Air India-SATS consortium for one of two ground handling concessions for the new Bangalore airport. The Air India-SATS consortium is currently in negotiations with Bangalore International Airport on the concession agreement.

The cargo handling concession had earlier been awarded to the Air India-SATS consortium while the inflight catering concession had been won by Taj SATS Air Catering, a joint venture between SATS and Taj Hotels.

The concessions will only be operational in 2008 when the new Bangalore airport opens.

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Sats wins three contracts at Bangalore airport

By Karamjit Kaur
Aviation Correspondent

SINGAPORE: Airport Terminal Services (Sats) has scored a clean sweep at Bangalore's new airport.

The Sats team managed to bag all three contracts which it had bid for – in cargo-handling, catering and now ground-handling, which includes passenger and baggage check-in.

A spokesman for Bangalore International Airport told The Straits Times yesterday that the consortium of Sats and partner Air India is one of two teams that has been picked for ground-handling services at the new airport, which starts operating in April 2008.

Globe Ground India, a joint venture between German airline Lufthansa and New Delhi-based Bird Group, is the other team.

The final details of the contract are being ironed out and an agreement to seal the deal is expected to be signed in the next two weeks.

In July, Taj Sats – a joint venture between Sats and Taj Hotels, Resorts and Palaces – bagged one of two catering contracts at the new airport.

Just before that, in May, the Sats-Air India team also signed a 20-year contract with the airport authority to design, build and operate one of two cargo terminals at the new airport.

Securing the contracts, especially in ground- and cargo-handling, are big wins for the Singapore Airlines unit, which previously had only catering contracts in India.

Taj-Sats Air Catering and Taj Madras Flight Kitchen provide in-flight catering at four India airports – Mumbai, Chennai, New Delhi and Kolkata.

Sats spokesman Mah Tze Chiang said: "We are hopeful that the Bangalore success will pave the way for Sats to provide cargo- and ground-handling at other Indian metropolitan airports."

India is on a fast track to privatise existing airports and build new ones to support the country's booming aviation industry.

Singapore firms eager to cash in have scored hits and misses.

Last year for example, Changi Airport Managers and Partners, a unit of the Civil Aviation Authority of Singapore, pulled out at the last minute from a consortium that was to bid to run New Delhi's international airport.

For Sats, spreading its wings overseas has become more urgent since Changi Airport awarded a third ground-handling licence to global player Swissport in June 2004.

Sats now has joint ventures in 10 countries, including Vietnam, China, India and Indonesia.

The company also looks poised to expand to Moscow, and is in talks for a possible joint venture with the Russian capital's Sheremetyevo International Airport.

In the year to end-March, its overseas companies contributed 23.3 per cent of profit before tax – $57.3 million – up 2.8 percentage points from the previous financial year.

Sats' full-year earnings rose 12.4 per cent to $188.6 million, despite a 4.5 per cent drop in revenue to $932 million.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Sep-2006 19:55:37
Announcement No.	00114

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for August 2006
Description	
Attachments:	SATS-OperatingData-Aug2006.pdf Total size = **82K** (2048K size limit recommended)

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This is the SATS operating data for August 2006.

	August 2006	August 2005	% change
Unit Services Handled ('000)	6.93	7.03	- 1.3
Flights Handled ('000)	7.07	7.09	- 0.3
Cargo/Mail Processed ('000 tonnes)	127.11	121.34	+ 4.7
Passengers Handled ('M)	2.47	2.27	+ 8.7
Unit Meals Produced ('M)	1.65	1.64	+ 0.8
Gross Meals Produced ('M)	2.08	2.08	+ 0.1

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Cargo and passenger volumes continue to show year-on-year increases in August 2006. Volumes for flights handled and meal volumes are flat compared to a year ago.

Historical and current operating data can be obtained from the following address:
http://www.irasia.com/listco/sg/sats/keyfact.htm

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418200
Fax: 65-65418204

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2006 17:18:46
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	30-08-2006
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited ("Temasek")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	-
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	25-08-2006
2.	The change in the percentage level	From 83.96 % To 82.99 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	A change in deemed interest resulting from the following:- 1. a series of transactions by (i) the DBS Group Holdings Limited ("DBSH") group of companies. Temasek owns directly and indirectly approximately 28% of DBSH; and (ii) the Singapore Technologies Engineering Limited ("STE") group of companies. STE is a subsidiary of Temasek; 2. the divestment by Hazeltree Holdings Pte Ltd, an indirect wholly owned subsidiary of Temasek, of its entire stake in Changi International Airport Services Pte Ltd which held 10,000 shares in the listed company; and 3. the issuance of new shares by the listed company resulting in the increase of the listed company's issued share capital from 1,036,282,725 shares as at 18 July 2005 to 1,048,312,850 shares as at 25 August 2006.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	870,050,000
As a percentage of issued share capital	0 %	83.96 %
No. of shares held after the change	0	870,040,000
As a percentage of issued share capital	0 %	82.99 %

Footnotes

83.96% based on 1,036,282,725 issued shares as at 18 July 2005
82.99% based on 1,048,312,850 issued shares as at 25 August 2006
Temasek became aware of the circumstances giving rise to the change in the percentage level of Temasek's shareholding in the listed company on 29 August 2006.

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	17-Aug-2006 18:33:44
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for July 2006
Description	
Attachments:	SATS-OperatingData-July2006.pdf Total size = **82K** (2048K size limit recommended)

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This is the SATS operating data for July 2006.

	July 2006	July 2005	% change
Unit Services Handled ('000)	6.94	7.09	- 2.0
Flights Handled ('000)	7.02	7.13	- 1.6
Cargo/Mail Processed ('000 tonnes)	128.22	123.25	+ 4.0
Passengers Handled ('M)	2.48	2.36	+ 5.0
Unit Meals Produced ('M)	1.66	1.69	- 1.5
Gross Meals Produced ('M)	2.09	2.13	- 1.7

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Cargo and passenger volumes have increased while flight and meal volumes have declined in July 2006 compared to a year ago. Volumes for passengers handled and meals produced are at their highest levels since December 2005.

Historical and current operating data can be obtained from the following address:
http://www.irasia.com/listco/sg/sats/keyfact.htm

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418200
Fax: 65-65418204

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	10-Aug-2006 15:03:32
Announcement No.	00037

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	
Attachments:	SATS_MTN.pdf Total size = **701K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 June 2006:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 14 July 2006

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	01-Aug-2006 18:03:22
Announcement No.	00116

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2006

Attachments:

SATS_1QFY0607.pdf
MediaRelease_1QFY2006_07.pdf
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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2006

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the first quarter ended 30 June 2006 (in $ million)

	1st Quarter	
	2006-07	**2005-06**
REVENUE	234.7	235.7
EXPENDITURE		
Staff costs	(99.2)	(99.3)
Cost of raw materials	(20.7)	(19.1)
Licensing fees	(14.9)	(14.8)
Depreciation and amortisation expenses	(16.9)	(16.1)
Company accommodation and utilities	(15.8)	(14.9)
Other costs	(19.5)	(18.8)
	(187.0)	(183.0)
OPERATING PROFIT	47.7	52.7
Interest on borrowings	(1.6)	(1.6)
Interest income	4.0	1.6
Amortisation of deferred income	0.4	0.4
Share of profits of associated companies	13.2	14.6
PROFIT BEFORE TAXATION	63.7	67.7
Taxation	(15.2)	(16.6)
PROFIT FOR THE PERIOD	48.5	51.1
Attributable to:		
Equity holders of the Company	48.3	51.0
Minority Interests	0.2	0.1
	48.5	51.1

Notes :

(i) Profit for the period is arrived at after crediting/(charging):

Foreign exchange (loss)/gain, net	(0.2)	0.1

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 30 June 2006 (in $ million)

	THE GROUP		THE COMPANY	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Share capital	184.0	179.8	184.0	179.8
Reserve				
Revenue reserve	1,066.5	1,018.2	772.9	760.5
Share-based compensation reserve	11.7	10.0	11.7	10.0
Statutory reserve	4.1	4.1	-	-
Foreign currency translation reserve	(19.0)	(9.5)	-	-
Fair value reserve	(0.2)	(0.1)	(0.2)	(0.1)
Equity attributable to equity holders	1,247.1	1,202.5	968.4	950.2
Minority interests	3.5	3.3	-	-
Total equity	1,250.6	1,205.8	968.4	950.2
Deferred taxation	67.6	69.0	36.9	36.9
Notes payable	200.0	200.0	200.0	200.0
Term loans	2.7	3.9	-	-
Deferred income	25.9	26.3	25.9	26.2
	1,546.8	1,505.0	1,231.2	1,213.3
Represented by:-				
Fixed assets				
Leasehold land and buildings	515.8	522.9	500.1	506.6
Progress payments	4.6	3.3	0.5	0.4
Others	135.8	143.0	1.0	1.1
	656.2	669.2	501.6	508.1
Subsidiary companies	-	-	43.3	43.3
Associated companies	339.4	346.2	273.8	273.8
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	11.0	14.5	0.1	0.2
Current assets				
Trade debtors	54.0	46.4	3.1	1.3
Other debtors	10.1	9.0	6.4	5.3
Related companies	340.6	352.6	280.4	283.9
Associated companies	2.5	0.4	2.5	0.4
Loan to third parties	42.1	42.4	42.1	42.4
Stocks	12.3	13.2	0.2	0.2
Short-term non-equity investments	115.2	48.9	115.2	48.9
Bank fixed deposits	171.3	151.5	170.5	150.2
Cash and bank balances	14.3	19.1	7.3	9.7
	762.4	683.5	627.7	542.3
Less: **Current liabilities**				
Term loans	0.3	0.8	-	-
Bank overdraft - secured	0.3	0.4	-	-
Trade creditors	116.7	107.0	19.9	17.9
Other creditors	5.7	5.9	1.7	1.7
Loan from holding company	42.1	42.4	42.1	42.4
Related companies	-	-	142.6	86.2
Provision for taxation	65.0	59.8	16.9	14.1
	230.1	216.3	223.2	162.3
Net current assets	532.3	467.2	404.5	380.0
	1,546.8	1,505.0	1,231.2	1,213.3

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.06.2006		As at 31.03.2006	
Secured *	Unsecured	Secured *	Unsecured
0.6	42.1	0.7	42.9

Amount repayable after one year

As at 30.06.2006		As at 31.03.2006	
Secured *	Unsecured	Secured *	Unsecured
2.7	200.0	2.8	201.1

Details of any collateral

* Secured by a first legal mortgage over the building located at 22 Senoko Way Singapore 758044 and machineries, all belonged to subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for the first quarter ended 30 June 2006 (in $ million)

	The Group 1st Quarter	
	2006-07	**2005-06**
Cash flows from operating activities		
Profit before taxation	63.7	67.7
Adjustments for:		
Interest income	(4.0)	(1.6)
Interest on borrowings	1.6	1.6
Depreciation and amortisation expenses	16.9	16.1
Effects of exchange rate changes	-	(0.1)
Share of profits of associated companies	(13.2)	(14.6)
Share-based payment expense	1.7	1.8
Amortisation of deferred income	(0.4)	(0.4)
Operating profit before working capital changes	66.3	70.5
Increase in debtors	(8.7)	(0.6)
Decrease/(increase) in stocks	0.9	(1.1)
Decrease/(increase) in amounts owing by related companies	2.9	(4.6)
Increase in creditors	8.0	15.1
Decrease in amounts due from associated companies	2.1	0.1
Cash generated from operations	71.5	79.4
Interest paid to third parties	(0.1)	(0.1)
Tax paid	(7.9)	(7.1)
Net cash provided by operating activities	63.5	72.2
Cash flows from investing activities		
Purchase of fixed assets	(1.9)	(2.4)
Investments in associated companies	-	(1.6)
Repayment of loan from associated company	0.1	-
Dividends from associated companies	8.4	5.9
Proceeds from disposal of fixed assets	0.1	-
Interest received from deposits	3.3	1.5
Increase in short-term non-equity investments	(66.4)	(25.9)
Net cash used in investing activities	(56.4)	(22.5)
Cash flows from financing activities		
Repayment of term loan	(1.7)	(0.3)
Proceeds from exercise of share options	4.2	1.8
Net cash provided by financing activities	2.5	1.5
Net increase in cash and cash equivalents	9.6	51.2
Effects of exchange rate changes	-	0.1
Cash and cash equivalents at 1 April	431.5	274.4
Cash and cash equivalents at 30 June	441.1	325.7

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the first quarter ended 30 June 2006 (in $ million)

	Attributable to Equity Holders of the Company									
	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP										
Balance at 1 April 2006	179.8	-	1,018.2	10.0	(0.1)	4.1	(9.5)	1,202.5	3.3	1,205.8
Net fair value of changes on financial assets	-	-	-	-	(0.1)	-	-	(0.1)	-	(0.1)
Foreign currency translation adjustment	-	-	-	-	-	-	(9.5)	(9.5)	-	(9.5)
Net expense not recognised in the profit and loss accounts	-	-	-	-	(0.1)	-	(9.5)	(9.6)	-	(9.6)
Profit for April-June 2006	-	-	48.3	-	-	-	-	48.3	0.2	48.5
Net income and expense recognised for April-June 2006	-		48.3	-	(0.1)	-	(9.5)	38.7	0.2	38.9
Share-based payment	-	-	-	1.7	-	-	-	1.7	-	1.7
Share options exercised	4.2	-	-	#	-	-	-	4.2	-	4.2
Balance at 30 June 2006	184.0	-	1,066.5	11.7	(0.2)	4.1	(19.0)	1,247.1	3.5	1,250.6
Balance at 1 April 2005	102.8	44.3	914.1	7.5	-	2.7	(5.8)	1,065.6	2.8	1,068.4
Foreign currency translation adjustment	-	-	-	-	-	-	4.1	4.1	-	4.1
Net income not recognised in the profit and loss accounts	-	-	-	-	-	-	4.1	4.1	-	4.1
Profit for the period April-June 2005	-	-	51.0	-	-	-	-	51.0	0.1	51.1
Net income recognised for April-June 2005	-	-	51.0	-	-	-	4.1	55.1	0.1	55.2
Share-based payment	-	-	-	1.8	-	-	-	1.8	-	1.8
Share options exercised	1.8	-	-	-	-	-	-	1.8	-	1.8
Balance at 30 June 2005	104.6	44.3	965.1	9.3	-	2.7	(1.7)	1,124.3	2.9	1,127.2

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

Amount less than $0.1 million

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the first quarter ended 30 June 2006 (in $ million)

THE COMPANY	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 April 2006	179.8	-	760.5	10.0	(0.1)	950.2
Net fair value changes on financial assets	-	-	-	-	(0.1)	(0.1)
Net expense not recognised in the profit and loss accounts	-	-	-	-	(0.1)	(0.1)
Profit for April-June 2006	-	-	12.4	-	-	12.4
Net income and expense recognised for April-June 2006	-	-	12.4	-	(0.1)	12.3
Share-based payment	-	-	-	1.7	-	1.7
Share options exercised	4.2	-	-	#	-	4.2
Balance at 30 June 2006	184.0	-	772.9	11.7	(0.2)	968.4
Balance at 1 April 2005	102.8	44.3	589.6	7.5	-	744.2
Profit for April-June 2005	-	-	9.0	-	-	9.0
Share-based payment	-	-	-	1.8	-	1.8
Share options exercised	1.8	-	-	-	-	1.8
Balance at 30 June 2005	104.6	44.3	598.6	9.3	-	756.8

Amount less than $0.1 million

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The share capital of the Company increased from $179,812,336 as at 31 March 2006 to $184,009,037 as at 30 June 2006. The increase was due to new ordinary shares of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) As at 30 June 2006, options to subscribe for a total of 57,373,200 Shares were outstanding under the Plan. As at 30 June 2005, options to subscribe for a total of 61,550,050 Shares were outstanding under the Plan.

(iii) The movement of options to subscribe for Shares granted under the Plan during the period April to June 2006 is as follows:

Date of Grant	Balance at 01.04.2006	Lapsed	Exercised	Balance at 30.06.2006	Exercise price	Expiry date
28.3.2000	16,156,400	(109,200)	(1,373,100)	14,674,100	S$2.20	27.3.2010
3.7.2000	4,512,350	(98,800)	(280,400)	4,133,150	S$1.80	2.7.2010
2.7.2001	1,352,900	(2,600)	(101,200)	1,249,100	S$1.24	1.7.2011
1.7.2002	3,077,850	(7,450)	(188,400)	2,882,000	S$1.60	30.6.2012
1.7.2003	3,057,650	(12,300)	(165,600)	2,879,750	S$1.47	30.6.2013
1.7.2004	15,994,950	(55,750)	-	15,939,200	S$2.09	30.6.2014
1.7.2005	15,711,200	(95,300)	-	15,615,900	S$2.27	30.6.2015
	59,863,300	(381,400)	(2,108,700)	57,373,200		

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period compared with the audited financial statements as at 31 March 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP	
	1st Quarter	
	2006-07	**2005-06**
Earnings per share based on net profit attributable to equity holders (cents):		
(i) Basic *	4.6	5.0
(ii) Diluted **	4.6	4.9

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.06.2006	**As at 31.03.2006**	**As at 30.06.2006**	**As at 31.03.2006**
Net asset value per ordinary share (cents)	119.0	115.0	92.4	90.8

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) <u>Financial highlights for first quarter ended 30 June 2006</u>

Operating Profit and Net Profit

The Group's operating profit for the first quarter in FY2006-07 was $47.7 million, a decrease of $5.0 million or 9.5% compared to $52.7 million in the same period last year. The Group's profit attributable to equity holders decreased 5.3% to $48.3 million.

Balance Sheet

Total equity for the Group increased from $1,205.8 million as at 31 March 2006 to $1,250.6 million as at 30 June 2006. The increase was mainly from the $48.5 million profits derived for the period April to June 2006.

Cash Flow

The Group has a cash balance of $441.1 million as at 30 June 2006, an increase of $115.4 million compared to a year ago from profits made during the year.

8(a)(ii) Detailed financial analysis for first quarter ended 30 June 2006

Operating Revenue

The segmental revenue and its composition are summarised below:

	1st Quarter				
	2006-07		2005-06		
	$Million	%	$Million	%	% Change
Inflight catering	100.5	42.8	99.5	42.2	+ 1.0
Ground handling	109.5	46.7	108.1	45.9	+ 1.3
Security Services	13.2	5.6	17.4	7.4	- 24.1
Others #	11.5	4.9	10.7	4.5	+ 7.5
Total	234.7	100.0	235.7	100.0	- 0.4

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the quarter under review was $234.7 million, a decrease of 0.4% compared to $235.7 million in the same quarter last year because of pressure on rates in the increasingly competitive environment.

Revenue from inflight catering increased 1.0% from $99.5 million to $100.5 million because of the increase in meals produced.

Revenue from ground handling increased 1.3% from $108.1 million to $109.5 million because of the increase in cargo throughput.

Revenue from aviation security services decreased 24.1% from $17.4 million to $13.2 million mainly due to the cessation of pre-board screening contract with CAAS.

Revenue from other services increased by 7.5% to $11.5 million.

Operating Expenditure

Total operating expenditure for the Group increased $4.0 million or 2.2% to $187.0 million in the first quarter of FY2006-07 mainly because of higher cost of raw materials, utilities charges and fuel costs.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 9.6% or $1.4 million to $13.2 million in the first quarter of FY2006-07. This represents 20.7% of the Group's profit before tax, a 0.9 percentage point lower than the same period last year.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2006-07

The local business environment remains highly competitive. Business volume growth at Changi is expected to be moderate. The Group will continue to improve its cost efficiency and productivity.

We will continue to expand overseas investments and increase their contribution to Group profit.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable

(d) Books Closure Date

Not applicable

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the first quarter ended 30 June 2006 and the first quarter of the immediately preceding financial year FY2005-06 are listed below:

	Aggregate value of all interested person transactions entered into during the financial periods below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)		Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	1st Quarter		1st Quarter	
	2006-07	2005-06	2006-07	2005-06
Name of Interested Person	$'000	$'000	$'000	$'000
Jetstar Asia Pte Ltd & ValuAir Ltd	-	-	6,150	-
Singapore Airlines Limited	-	-	-	24,321
SilkAir Pte Ltd	-	-	-	5,340
Asia Airfreight Terminal Co Ltd	-	-	-	350
Singapore Food Industries Limited	-	-	-	170
Total	-	-	6,150	30,181

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
1 August 2006
Singapore

Singapore Company Registration No: 197201770G

sats
one with you

A Subsidiary of SINGAPORE AIRLINES

No. 01/07 1 August 2006

SATS POSTS A NET PROFIT OF $48.3 MILLION FOR FIRST QUARTER FY2006-07

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)

	1st Quarter FY2006-07 (Apr - Jun 06)	Year-on-Year change (%)
• Operating revenue	234.7	(0.4)
• Operating profit	47.7	(9.5)
• Share of profits of associated companies	13.2	(9.6)
• Profit attributable to equity holders	48.3	(5.3)
• Earnings per share (cents) - basic	4.6	(8.0)
• Annualised return on equity (%)	15.6	(1.1) pts

Note: The SATS Group's unaudited financial results for the first quarter ended 30 June 2006 were announced on 1 August 2006. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

Although higher business volumes were achieved, operating revenue decreased 0.4% to $234.7 million due to lower handling rates and cessation of the pre-board security screening services contract at Changi Airport.

Operating expenditure increased 2.2% to $187.0 million mainly because of higher cost of raw materials and utilities/fuel.

Operating profit, at $47.7 million, was $5.0 million or 9.5% lower.

Profit contribution from our associated companies decreased 9.6% to $13.2 million. This was primarily due to a one-off restructuring cost incurred by our Indonesian venture. Associated companies contributed 20.7% of our Group's profit before tax, down 0.9% point.

Profit before tax, at $63.7 million, was $4.0 million or 5.9% lower.

Profit attributable to equity holders decreased 5.3% to $48.3 million.

GROUP FINANCIAL POSITION (as at 30 June 2006)

Total equity of the Group increased 3.7% to $1,250.6 million compared to $1,205.8 million as at 31 March 2006.

The annualized return on equity was 15.6% or 1.1 percentage points lower than the 16.7% for FY2005-06.

Net asset value per share for the Group was $1.19 as at 30 June 2006, an increase of 4 cents or 3.5% compared to 31 March 2006.

The Group's total assets increased by $55.6 million or 3.2% to $1,776.9 million.

The debt equity ratio was 0.20 as at 30 June 2006 compared to 0.21 as at 31 March 2006.

GROUP OPERATING PERFORMANCE

Flights handled was flat, following the loss of the Tiger Airways ground handling contract from April 2006. However, other operating indices such as passengers handled, meals produced and cargo/mail processed continued to show growth.

	1st Quarter FY2006-07 (Apr – Jun 06)	1st Quarter FY2005-06 (Apr – Jun 05)	% change
Flights handled ('000)	20.61	20.79	(0.8)
Passengers handled ('M)	6.92	6.49	6.6
Meals produced ('M)	5.96	5.81	2.6
Cargo/mail processed ('000 tonnes)	381.63	354.03	7.8

BUSINESS OUTLOOK

The local business environment remains highly competitive. Business volume growth at Changi is expected to be moderate. The Group will continue to improve its cost efficiency and productivity.

We will continue to expand overseas investments and increase their contribution to Group profit.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 overseas investments covering more than 20 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The complete SATS Group's 1st Quarter FY2006-07 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

Investor and Media Contacts:

Mah Tze Chiang (Mr)
Manager Investor Relations, SATS
Tel: (65) 6541-8200 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8204
Email: tzechiang_mah@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9189-1039 (after office hours)
Fax: (65) 6339-9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	1st Quarter FY2006-07	1st Quarter FY2005-06
Financial Results ($ million)		
Total revenue	234.7	235.7
Total expenditure	187.0	183.0
Operating profit	47.7	52.7
Share of profits from associated companies	13.2	14.6
Profit before tax	63.7	67.7
Profit after tax	48.5	51.1
Profit attributable to equity holders	48.3	51.0
Per Share Data		
Earnings after tax (cents) - basic [R1]	4.6	5.0
- diluted [R2]	4.6	4.9
Return on turnover (%)	20.7	21.7
Economic Value Added	21.3	26.2

Financial Position ($ million)	As at 30 Jun 2006	As at 31 Mar 2006
Share capital	184.0	179.8
Revenue reserve	1,066.5	1,018.2
Foreign currency translation reserve	(19.0)	(9.5)
Share-based compensation reserve	11.7	10.0
Statutory reserve	4.1	4.1
Fair value reserve	(0.2)	(0.1)
Equity attributable to equity holders	1,247.1	1,202.5
Total assets	1,776.9	1,721.3
Total debt	245.4	247.5
Total debt equity ratio (times) [R3]	0.20	0.21
Net asset value per share ($) [R4]	1.19	1.15
Annualized return on shareholders' funds (%) [R5]	15.6	16.7

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

R5 Return on shareholders' funds is the profit attributable to equity holders expressed as a percentage of the average equity attributable to equity holders.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2006 18:51:38
Announcement No.	00101

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Board Changes
Description	Please see attached.
Attachments:	Announcement-BoardChanges.pdf Total size = **100K** (2048K size limit recommended)

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(I) RETIREMENT OF DR RICHARD CHARLES HELFER & DR HONG HAI FROM THE BOARD
(II) CHANGE IN COMPOSITION OF BOARD COMMITTEES

Singapore Airport Terminal Services Limited (the "Company") wishes to announce the following:

(I) RETIREMENT OF DR RICHARD CHARLES HELFER AND DR HONG HAI FROM THE BOARD

At the Company's 33rd Annual General Meeting ("AGM") held today, Dr Richard Charles Helfer and Dr Hong Hai, who have been Directors of the Company since March 2000, retired from the Board. Dr Helfer was a member of both the Company's Remuneration & Human Resource Committee and the Nominating Committee, and Dr Hong was the Chairman of the Nominating Committee and a member of the Audit & Risk Management Committee.

(II) CHANGE IN COMPOSITION OF BOARD COMMITTEES

The composition of the various Board Committees of the Company will be revised as follows with effect from the conclusion of the AGM today:

Board Executive Committee ("Exco")	
Cheng Wai Wing Edmund	Independent Member (Chairman, Exco)
Chew Choon Seng	Non-Executive, Non-Independent Member
Ng Kee Choe	Independent Member

Audit and Risk Management Committee ("ARMC")	
Ng Kee Choe	Independent Member (Chairman, ARMC)
Ow Chin Hock	Independent Member
Tan Jiak Ngee Michael	Non-Executive, Non-Independent Member

Nominating Committee ("NC")	
Ow Chin Hock	Independent Member (Chairman, NC)
Tan Jiak Ngee Michael	Non-Executive, Non-Independent Member
Khaw Kheng Joo	Independent Member

Remuneration & Human Resource Committee ("RHRC")	
Cheng Wai Wing Edmund	Independent Member (Chairman, RHRC)
Chew Choon Seng	Non-Executive, Non-Independent Member
Yeo Chee Tong	Independent Member

Shireena Woon
Company Secretary

25 July 2006

Singapore Airport Terminal Services Ltd
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2006 18:43:10
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Results of 33rd Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") on 25 July 2006
Description	Pursuant to Rule 704(14) of the Listing Manual, Singapore Airport Terminal Services Limited is pleased to announce that all resolutions as set out in the Notice of AGM and Notice of EGM were passed by the shareholders at the AGM and the EGM respectively held today.
Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2006 18:03:21
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	24-07-2006
2.	Name of Substantial Shareholder *	Singapore Airlines Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 24-07-2006

2. The change in the percentage level — From 83 % To 82 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Increase in total number of issued shares of the listed company, resulting from the exercise of share options by employees of the listed company, granted under the listed company's Employee Share Option Plan.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	870,000,000	0
As a percentage of issued share capital	83.00 %	0 %
No. of shares held after the change	870,000,000	0
As a percentage of issued share capital	82.998 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	12-Jul-2006 17:37:08
Announcement No.	00051

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for June 2006
Description	
Attachments:	SATS-OperatingData-June2006.pdf Total size = **49K** (2048K size limit recommended)

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This is the SATS operating data for June 2006:

	June 2006	June 2005	% change
Unit Services Handled ('000)	6.74	6.90	- 2.3
Flights Handled ('000)	6.81	6.96	- 2.2
Cargo/Mail Processed ('000 tonnes)	126.15	118.40	+ 6.5
Passengers Handled ('M)	2.39	2.28	+ 4.8
Unit Meals Produced ('M)	1.63	1.58	+ 2.9
Gross Meals Produced ('M)	2.03	1.99	+ 2.3

	1st Quarter FY06-07 (Apr – Jun 06)	1st Quarter FY05-06 (Apr - Jun 05)	% change
Unit Services Handled ('000)	20.41	20.65	- 1.1
Flights Handled ('000)	20.61	20.79	- 0.8
Cargo/Mail Processed ('000 tonnes)	381.63	354.03	+ 7.8
Passengers Handled ('M)	6.92	6.49	+ 6.6
Unit Meals Produced ('M)	4.76	4.65	+ 2.5
Gross Meals Produced ('M)	5.96	5.81	+ 2.6

Notes:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Unit Services Handled and Flights Handled showed declines primarily due to the loss of the Tiger Airways ground handling contract from April 2006. Cargo growth remains strong while passengers handled and meals produced showed encouraging increases.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-6541 8200
Fax: 65-6541 8204

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
28 SEP 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
28 SEP 2006	Lodgment of Return of Allotment of Shares – 5,200 shares
28 SEP 2006	Lodgment of Return of Allotment of Shares – 5,200 shares
28 SEP 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
28 SEP 2006	Lodgment of Return of Allotment of Shares – 7,800 shares
26 SEP 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
26 SEP 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
26 SEP 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
22 SEP 2006	Lodgment of Return of Allotment of Shares – 7,750 shares
22 SEP 2006	Lodgment of Return of Allotment of Shares – 17,500 shares
22 SEP 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
20 SEP 2006	Lodgment of Application for leave of Registrar to file Notice of Error in respect of the Return of Allotment of Shares lodged on 14 SEP 2006 for 10,400 shares
20 SEP 2006	Lodgment of Application for leave of Registrar to file Notice of Error in respect of the Return of Allotment of Shares lodged on 14 SEP 2006 for 2,600 shares
20 SEP 2006	Lodgment of Application for leave of Registrar to file Notice of Error in respect of the Return of Allotment of Shares lodged on 14 SEP 2006 for 5,200 shares
20 SEP 2006	Lodgment of Application for leave of Registrar to file Notice of Error in respect of the Return of Allotment of Shares lodged on 14 SEP 2006 for 2,600 shares

14 SEP 2006	Lodgment of Return of Allotment of Shares –	10,400 shares
14 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
14 SEP 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
14 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
13 SEP 2006	Lodgment of Return of Allotment of Shares –	6,950 shares
13 SEP 2006	Lodgment of Return of Allotment of Shares –	6,500 shares
13 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
13 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
08 SEP 2006	Lodgment of Return of Allotment of Shares –	4,800 shares
08 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
04 SEP 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
04 SEP 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
04 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
04 SEP 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
30 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
30 Aug 2006	Lodgment of Return of Allotment of Shares –	3,900 shares
30 Aug 2006	Lodgment of Return of Allotment of Shares –	3,900 shares
30 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
29 Aug 2006	Lodgment of Return of Allotment of Shares –	3,500 shares
29 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
29 Aug 2006	Lodgment of Return of Allotment of Shares –	3,500 shares

23 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
23 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
23 Aug 2006	Lodgment of Return of Allotment of Shares –	10,400 shares
23 Aug 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
22 Aug 2006	Lodgment of Main Return of Company Having Share Capital – Singapore Airport Terminal Services Limited	
18 Aug 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
18 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
18 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
18 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
16 Aug 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
16 Aug 2006	Lodgment of Return of Allotment of Shares –	3,200 shares
16 Aug 2006	Lodgment of Return of Allotment of Shares –	3,200 shares
16 Aug 2006	Lodgment of Return of Allotment of Shares –	5,800 shares
16 Aug 2006	Lodgment of Summary of Return By Company Having a Share Capital – Singapore Airport Terminal Services Limited	
15 Aug 2006	Lodgment of Notice of Error in Document Lodged - Extraordinary General Meeting of Singapore Airport Terminal Services held on 25 July 2006 - Resolution type in Notice of Resolution incorrectly reflected as "Special Resolution under Section 26". Resolution type in Notice of Resolution should be reflected as "Other Special Resolution"	
15 Aug 2006	Lodgment of Notice of Resolution passed at the Extraordinary General Meeting of Singapore Airport Terminal Services Limited held on 25 July 2006	
15 Aug 2006	Lodgment of Notice of Resolution passed at the Annual General Meeting of Singapore Airport Terminal Services Limited held on 25 July 2006	

11 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
11 Aug 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
11 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
11 Aug 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
08 Aug 2006	Lodgment of Return of Allotment of Shares –	8,000 shares
01 AUG 2006	Lodgment of Notice of Appointment/Cessation of Appointment – Dr Richard Charles Helfer wef 25 July 2006	
01 AUG 2006	Lodgment of Notice of Appointment/Cessation of Appointment – Dr Hong Hai wef 25 July 2006	
27 JUL 2006	Lodgment of Return of Allotment of Shares –	7,750 shares
27 JUL 2006	Lodgment of Return of Allotment of Shares –	15,500 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	1,800 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	16,200 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	3,000 shares
21 JUL 2006	Lodgment of Return of Allotment of Shares –	600 shares
18 JUL 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
18 JUL 2006	Lodgment of Return of Allotment of Shares –	47,000 shares

18 JUL 2006	Lodgment of Return of Allotment of Shares –	15,400 shares
18 JUL 2006	Lodgment of Return of Allotment of Shares –	3,200 shares
18 JUL 2006	Lodgment of Return of Allotment of Shares –	600 shares
14 JUL 2006	Lodgment of Return of Allotment of Shares –	11,700 shares
14 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
14 JUL 2006	Lodgment of Return of Allotment of Shares –	13,000 shares
14 JUL 2006	Lodgment of Return of Allotment of Shares –	3,900 shares
12 JUL 2006	Lodgment of Return of Allotment of Shares –	27,200 shares
12 JUL 2006	Lodgment of Return of Allotment of Shares –	13,625 shares
12 JUL 2006	Lodgment of Return of Allotment of Shares –	5,800 shares
06 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
06 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
06 JUL 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
06 JUL 2006	Lodgment of Return of Allotment of Shares –	3,200 shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001965732A

Date/Time : 28/09/2006 10:28

Transaction No : C060495661

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 560.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/09/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048436950**	**0**	**0**
Amount of Issued Share Capital :	**180343923.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180343923.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001965725A

Date/Time : 28/09/2006 10:26

Transaction No : C060495653

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 570.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/09/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048434350**	**0**	**0**
Amount of Issued Share Capital :	**180338489.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180338489.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001965716A

Date/Time : 28/09/2006 10:23

Transaction No : C060495642

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 580.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/09/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048429150**	**0**	**0**
Amount of Issued Share Capital :	**180330845.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180330845.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001965704A

Date/Time : 28/09/2006 10:20

Transaction No : C060495628

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 590.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/09/2006		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048423950**	**0**	**0**
Amount of Issued Share Capital :	**180322525.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180322525.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001965700A

Date/Time : 28/09/2006 10:17

Transaction No : C060495621

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 600.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/09/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048421350**	**0**	**0**
Amount of Issued Share Capital :	**180319301.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180319301.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001961834A
Transaction No	: C060491081
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/09/2006 11:38

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 610.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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9

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/09/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048413550**	**0**	**0**
Amount of Issued Share Capital :	**180305261.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180305261.75**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001961814A

Date/Time : 26/09/2006 11:35

Transaction No : C060491059

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 620.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are *not given* the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/09/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048410950**	**0**	**0**
Amount of Issued Share Capital :	**180299827.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180299827.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001961801A

Date/Time : 26/09/2006 11:32

Transaction No : C060491042

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 630.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/09/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048408350**	**0**	**0**
Amount of Issued Share Capital :	**180296005.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180296005.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001957488A

Date/Time : 22/09/2006 09:56

Transaction No : C060486161

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 640.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/09/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048405750**	**0**	**0**
Amount of Issued Share Capital :	**180291845.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180291845.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001957464A

Date/Time : 22/09/2006 09:48

Transaction No : C060486141

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 650.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	13/09/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048398000**	**0**	**0**
Amount of Issued Share Capital :	**180275648.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180275648.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001957444A

Date/Time : 22/09/2006 09:44

Transaction No : C060486122

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ *660.00*

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. *Fields marked * must be completed.*

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to *issue shares.*

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/09/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048380500**	**0**	**0**
Amount of Issued Share Capital :	**180247648.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180247648.25**	**0**	**0**

ACRA Auto Mail <ACRA_BIZFILE@acra.gov.sg>

26/09/2006 06:19 PM

Sender Info:
No Sender Info found in the address Book

To SUSANNA_LYE@SINGAPOREAIR.COM.SG

cc

bcc

Subject Status: Application for Leave of Registrar to file Notice of Error

Dear Sir/Madam,

Sir/Madam,

Your Application has been Approved.

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Number : 197201770G
Company Trans Number : C060482532 (10,400) (4)

Thank you
CHUA SIEW YEN

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

Thank You

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001954163A

Date/Time : 20/09/2006 11:21

Transaction No : C060482532

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Other Applications To Registrar **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00

Total (S$) : 30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Please enter the Registration No.

Company Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Type of Transaction : **OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHARGES)**

Date of Notice Error : **20/09/2006**

Description of Incorrect Information :*
(max 4000 characters)

DATE OF ALLOTMENT OF SHARES WRONGLY REFLECTED AS 06/09/2006 IN THE RETURN OF ALLOTMENT OF SHARES (TRANSACTION NUMBER C060474003) LODGED

on 14/09/2006 for 10,400 ordinary shares.

Description of Correct Information :*
(max 2000 characters)

DATE OF ALLOTMENT OF SHARES INDICATED SHOULD BE 08/09/2006.

Bizfile Transaction Number : C060474003

Date of lodgment of transaction containing the error : 14/09/2006 (dd/mm/yyyy)

Attach fresh documents showing rectification :
Note : Upload file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse... (Click 'Browse' to select file for attachment)

Email Address:* SUSANNA_LYE@SINGAPOREA

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No. :* 197201770G

Type of Transaction :* OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHAI

Submit Reset

ACRA Officer
<ACRA_BIZFILE@acra.gov.sg>
26/09/2006 01:57 PM
Sender Info:
No Sender Info found in the address Book

To SUSANNA_LYE@SINGAPOREAIR.COM.SG
cc
bcc
Subject Status: Application for Leave of Registrar to file Notice of Error

Sir/Madam,

Your Application has been Approved.

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Number : 197201770G
Company Trans Number : C060482509 (2,600) (3)

Thank you
CHUA SIEW YEN

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

****
This is a system-generated email. If you wish to communicate with us, please send your email to:
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ACRA_CMD_Feedback@acra.gov.sg - Compliance Matters
ACRA_FMD_Feedback@acra.gov.sg - Financial Matters

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001954138A

Date/Time : 20/09/2006 11:15

Transaction No : C060482509

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Other Applications To Registrar **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00

Total (S$) : 30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Please enter the Registration No.

Company Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Type of Transaction : **OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHARGES)**

Date of Notice Error : **20/09/2006**

Description of Incorrect Information :*
(max 4000 characters)

DATE OF ALLOTMENT OF SHARES WRONGLY REFLECTED AS 06/09/2006 IN THE RETURN OF ALLOTMENT OF SHARES (TRANSACTION NUMBER C060473990) LODGED
on 14/09/2006 for 2,655 ordinary shares.

Description of Correct Information :*
(max 2000 characters)

DATE OF ALLOTMENT OF SHARES INDICATED SHOULD BE 08/09/2006.

Bizfile Transaction Number : C060473990

Date of lodgment of transaction containing the error : 14/09/2006 (dd/mm/yyyy)

Attach fresh documents showing rectification :
Note : Upload file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

[ ] Browse...
(Click 'Browse' to select file for attachment)

Email Address:* SUSANNA_LYE@SINGAPOREA

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset | Next>>

bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No. :*	197201770G
Type of Transaction :*	OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHAI

Submit Reset

ACRA Officer
<ACRA_BIZFILE@acra.gov.sg>
26/09/2006 01:59 PM
Sender Info:
No Sender Info found in the address Book

To SUSANNA_LYE@SINGAPOREAIR.COM.SG
cc
bcc
Subject Status: Application for Leave of Registrar to file Notice of Error

Sir/Madam,

Your Application has been Approved.

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Number : 197201770G
Company Trans Number : C060482475 (5200)(2)

Thank you
CHUA SIEW YEN

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001954106A

Date/Time : 20/09/2006 11:08

Transaction No : C060482475

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Other Applications To Registrar **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00

Total (S$) : 30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Please enter the Registration No.

Company Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Type of Transaction :	**OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHARGES)**
Date of Notice Error :	**20/09/2006**
Description of Incorrect Information :* (max 4000 characters)	DATE OF ALLOTMENT OF SHARES WRONGLY REFLECTED AS 06/09/2006 IN THE RETURN OF ALLOTMENT OF SHARES (TRANSACTION NUMBER C060473979) LODGED on 14/09/2006 for 3,220 ordinary shares.
Description of Correct Information :* (max 2000 characters)	DATE OF ALLOTMENT OF SHARES INDICATED SHOULD BE 08/09/2006.
Bizfile Transaction Number :	C060473979 ✓
Date of lodgment of transaction containing the error :	14/09/2006 (dd/mm/yyyy)
Attach fresh documents showing rectification : **Note :** Upload file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... (Click 'Browse' to select file for attachment)
Email Address:*	SUSANNA_LYE@SINGAPOREA

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset | Next>>

bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No. :* 197201770G

Type of Transaction :* OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHAI

Submit | Reset

ACRA Officer
<ACRA_BIZFILE@acra.gov.sg>
26/09/2006 01:59 PM
Sender Info:
No Sender Info found in the address Book

To SUSANNA_LYE@SINGAPOREAIR.COM.SG
cc
bcc
Subject Status: Application for Leave of Registrar to file Notice of Error

Sir/Madam,

Your Application has been Approved.

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Number : 197201770G
Company Trans Number : C060482441 (2600) (1)

Thank you
CHUA SIEW YEN

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

****
This is a system-generated email. If you wish to communicate with us, please send your email to:
ACRA_IRD_Feedback@acra.gov.sg - Information Services
ACRA_BRU_Feedback@acra.gov.sg - Business Matters
ACRA_CRU_Feedback@acra.gov.sg - Company Matters
ACRA_CMD_Feedback@acra.gov.sg - Compliance Matters
ACRA_FMD_Feedback@acra.gov.sg - Financial Matters

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001954079A	Date/Time : 20/09/2006 10:59
Transaction No	: C060482441	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Other Applications To Registrar **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00
		Total (S$) :		30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Please enter the Registration No.

Company Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Type of Transaction : **OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHARGES)**

Date of Notice Error : **20/09/2006**

Description of Incorrect Information :* (max 4000 characters)

DATE OF ALLOTMENT OF SHARES WRONGLY REFLECTED AS 06/09/2006 IN THE RETURN OF ALLOTMENT OF SHARES (TRANSACTION NUMBER C0604 73970) lodged on 14/09/2006 for 2,600 ordinary shares.

Description of Correct Information :* (max 2000 characters)

DATE OF ALLOTMENT OF SHARES INDICATED SHOULD BE 08/09/2006.

Bizfile Transaction Number : C060473970 ✓

Date of lodgment of transaction containing the error : 14/09/2006 (dd/mm/yyyy)

Attach fresh documents showing rectification :

Note : Upload file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Maximum File Size : 2048 KB

Browse... (Click 'Browse' to select file for attachment)

Email Address:* SUSANNA_LYE@SINGAPOREA

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset | Next>>

bizFILE

OTHER TRANSACTIONS

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Application for leave of Registrar to file Notice of Error

Please fill in the following information. Fields marked * must be completed.

Please enter the Registration No.

Registration No. :* 197201770G

Type of Transaction :* OTHER BIZFILE TRANSACTIONS / NON-BIZFILE TRANSACTIONS (ON SHARES & CHAI

Submit Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001946388A	Date/Time : 14/09/2006 10:49
Transaction No	: C060474003	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	06/09/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048377900**	**0**	**0**
Amount of Issued Share Capital :	**180242968.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180242968.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000001946376A	Date/Time : 14/09/2006 10:46
Transaction No	: C060473990	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	06/09/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048367500**	**0**	**0**
Amount of Issued Share Capital :	**180227680.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180227680.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001946364A

Date/Time : 14/09/2006 10:43

Print

Transaction No : C060473979

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	06/09/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048364900**	**0**	**0**
Amount of Issued Share Capital :	**180223520.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180223520.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001946353A	Date/Time : 14/09/2006 10:40
Transaction No	: C060473970	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/09/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048359700**	**0**	**0**
Amount of Issued Share Capital :	**180217072.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180217072.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001944548A

Date/Time : 13/09/2006 11:00

Transaction No : C060471954

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6950		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	06/09/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048357100**	**0**	**0**
Amount of Issued Share Capital :	**180212392.25**	**0**	**0**
Amount of Paid-up Share Capital :	**180212392.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001944538A

Date/Time : 13/09/2006 10:57

Transaction No : C060471941

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	06/09/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048350150**	**0**	**0**
Amount of Issued Share Capital :	**180202175.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180202175.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001944528A

Date/Time : 13/09/2006 10:54

Transaction No : C060471928

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the *Companies Act* to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	06/09/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048343650**	**0**	**0**
Amount of Issued Share Capital :	**180191775.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180191775.75**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001944511A

Date/Time : 13/09/2006 10:48

Transaction No : C060471904

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/09/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048341050**	**0**	**0**
Amount of Issued Share Capital :	**180188551.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180188551.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001938793A

Date/Time : 08/09/2006 10:18

Transaction No : C060465592

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	04/09/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048338450**	**0**	**0**
Amount of Issued Share Capital :	**180183871.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180183871.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001938712A
Transaction No	: C060465514
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 08/09/2006 09:50

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	04/09/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048333650**	**0**	**0**
Amount of Issued Share Capital :	**180173839.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180173839.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001931621A	Date/Time : 04/09/2006 09:23
Transaction No	: C060457926	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	28/08/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048331050**	**0**	**0**
Amount of Issued Share Capital :	**180168119.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180168119.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001931613A

Date/Time : 04/09/2006 09:19

Transaction No : C060457917

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	28/08/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048323250**	**0**	**0**
Amount of Issued Share Capital :	**180156653.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180156653.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001931598A

Date/Time : 04/09/2006 09:13

Transaction No : C060457910

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	28/08/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * *must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048318050**	**0**	**0**
Amount of Issued Share Capital :	**180148333.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180148333.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001931588A

Date/Time : 04/09/2006 09:09

Transaction No : C060457900

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	28/08/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048315450**	**0**	**0**
Amount of Issued Share Capital :	**180145109.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180145109.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001924781A

Date/Time : 30/08/2006 11:06

Transaction No : C060449257

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

above, please select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/08/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048312850**	**0**	**0**
Amount of Issued Share Capital :	**180140429.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180140429.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001924756A
Transaction No	: C060449235
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 30/08/2006 11:03

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the *Companies Act* *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	25/08/2006		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048310250**	**0**	**0**
Amount of Issued Share Capital :	**180134995.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180134995.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001924744A

Date/Time : 30/08/2006 10:59

Transaction No : C060449215

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	25/08/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048306350**	**0**	**0**
Amount of Issued Share Capital :	**180129262.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180129262.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001924723A

Date/Time : 30/08/2006 10:55

Transaction No : C060449196

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	25/08/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048302450**	**0**	**0**
Amount of Issued Share Capital :	**180123022.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180123022.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001922925A

Date/Time : 29/08/2006 14:19

Transaction No : C060447068

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ [illegible] / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/08/2006		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048299850**	**0**	**0**
Amount of Issued Share Capital :	**180119798.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180119798.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001922907A

Date/Time : 29/08/2006 14:15

Transaction No : C060447050

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED			
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069367H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/08/2006		

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048296350**	**0**	**0**
Amount of Issued Share Capital :	**180114653.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180114653.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001922889A

Date/Time : 29/08/2006 14:11

Transaction No : C060447028

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the *Companies Act* to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	23/08/2006		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048293750**	**0**	**0**
Amount of Issued Share Capital :	**180110493.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180110493.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001913980A

Date/Time : 23/08/2006 10:05

Transaction No : C060436791

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	16/08/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048290250**	**0**	**0**
Amount of Issued Share Capital :	**180106153.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180106153.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001913969A

Date/Time : 23/08/2006 10:02

Transaction No : C060436783

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	16/08/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048287650**	**0**	**0**
Amount of Issued Share Capital :	**180100719.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180100719.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001913957A — Date/Time : 23/08/2006 09:59

Transaction No : C060436772

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : ***SINGAPORE DOLLAR (099)***

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	16/08/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048285050**	**0**	**0**
Amount of Issued Share Capital :	**180096897.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180096897.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001913943A	Date/Time : 23/08/2006 09:55
Transaction No	: C060436761	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	16/08/2006		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048274650**	**0**	**0**
Amount of Issued Share Capital :	**180084001.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180084001.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 22/08/2006 09:23

Receipt No	: ACR0000001911960A
Transaction No	: C060434644
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Main Return Of Company Having Share Capital **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

biz FILE

LOCAL COMPANY TRANSACTIONS

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Submit

Annual Return by Local Company having Share Capital

The Companies Act (Chapter 50) Eighth Schedule
Please fill in the following information. Fields marked * must be completed.
Company of type I or II i.e. EPC with EPC Certificate need not complete Section on Documents laid at AGM and Financial Highlights.

Record saved successfully.

AGM and Certificate — **Certification to be given by all Companies**

Name of Company : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No : **197201770G**

Date of Annual Return : 22/08/2006 (dd/mm/yyyy)

Date of Annual General Meeting: * 25/07/2006 (dd/mm/yyyy)

***Note:**

For private companies, if AGM has been dispensed with under section 175A(1), please state the date on which all resolutions by written means were formally agreed.

For companies that had obtained approval *from* RCB *fo file* AR without holding AGM, please state the date on which AGM was supposed to be held by the company.

Date Accounts made up to: 31/03/2006 (dd/mm/yyyy)
(Click here to go to Notice of Change of Financial Year if the Financial Year End is different)

Name of Audit Firm/Public Accounting Corporation that audited the accounts: ERNST & YOUNG (000418)

For companies filing audited accounts with this return:

- Name of public accountant who audited and signed off the accounts: NGAN WAN SING WINSTON(00913)
- In respect of the audited accounts that are filed, are the accounts qualified? ○ Yes ◉ No ○ NA

a. An unqualified accounts is one where the auditor concludes that the financial statements give a true and *fair view (or are presented* fairly, in all material respects,) in accordance with the identified financial reporting framework.

b. A qualified accounts is one where 1) the auditor concludes that except for the effects of the matter to which the qualification relates the accounts is true and fair

Attachment : (max 2 MB size) [ ] Browse...

Financial Highlights:

Please provide all information required .
All fields to be completed with at least a zero.

Notes :
1. Current + Fixed and other assets = Total assets
2. Current liabilities + All other non-current and long term liabilities = Total liabilities
3. Paid-up capital + Reserves - (Accumulated Loss), if any = Shareholders' Funds
4. Total assets = Total liabilities + Shareholders' Funds

1. (a) Was company dormant throughout the financial year concerned: ○ Yes ◉ No

   (b) Principal activity(ies) in the course of the financial year if company was actively trading, or before company turned dormant : 65931 - BANK/FINANCIAL HOLDING COMPANIES
   Description : HOLDING COMPANIES

   Description :

   (c) For change of principal activity/activities, please fill in the new SSIC codes below :

   1st SSIC : [ ] Retrieve

   Description :

   2nd SSIC : [ ] Retrieve

   Description :

2. Currency for accounts if different from share capital :

Instructions on providing financial highlights below:

i) If company is a holding company and has prepared consolidated accounts, please provide information relating to item 3 to 8 under column for "Group" as well as item 6 to 8 under column for "Company";

8.	Shareholders' Funds:	1202442000	950316000
	(a) Paid-up Capital	179812000	179812000
	(b) Reserves (Total of all types) :	1022630000	770504000
	(c) (Accumulated Loss)	0	0

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LOCAL COMPANY TRANSACTIONS

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Annual Return by Local Company having Share Capital

Please fill in the following information. Fields with * must be completed.

AGM and Certificate — Certification to be given by all Companies

CERTIFICATION TO BE GIVEN BY ALL COMPANIES

Please select either Option A or Option B.

☑ **A. Click in box if you are making the certification on the instructions of a director or secretary of Company:**

I, LIM HONG ENG SUSANNA,SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, hereby certify that

i) I have verified from [SHIREENA JOHAN WOON (S1792374I)] , director/secretary of the company that the "Summary of Returns by Local Company having a share capital" of the above company in the records of the Registry of Companies and Businesses is as at **16/08/2006** (date must not be more than 14 days prior to the date of lodgement) accurate and up to date.

ii) I have verified from [SHIREENA JOHAN WOON (S1792374I)] that :

(a) he had made an inspection of the share register and confirmed that transfers [have] been registered since the date of the [last annual return]

(b) that the company being a private company has not since the date of the [last annual return] issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call;

☑ Click in box if company is a public company.

(c) the company is a private company and that the number of its members are not more than 50 (counting joint holders of shares as one person and not counting any person in the employment of the company or its subsidiary or any person who while previously in the employment of the company or of its subsidiary was and thereafter has continued to be a member of the company).

☑ Click in box if company is a public company or (c) is inapplicable.

☑ Click in box to confirm the above certification

bizFILE

LOCAL COMPANY TRANSACTIONS

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Annual Return by Local Company having Share Capital

The Companies Act (Chapter 50) Eighth Schedule
You must have verified the company's Summary of Returns not more than 14 days prior to making this return. Click here to go to Summary of Returns
For relief from compliance with requirements of form & content under section 202, application must be made before proceeding with this filing. Please click here to make the application.
Please fill in the following information. Fields marked * must be completed.

Please enter Company Registration No. :

Registration No : * 197201770G

Company Type :

Company is a/an : (Please choose the appropriate box."EPC" is an abbreviation for "Exempt Private Company".)

- ○ **I) Exempt/Deemed Exempt Private Company with EPC Certificate**
- ○ **II) Gazetted Exempt Private Company with EPC Certificate**
- ○ **III) Exempt/Deemed Exempt Private Company without EPC Certificate**
- ○ **IV) Gazetted Exempt Private Company without EPC Certificate**
- ○ **V) Exempt Private Company required by law to file accounts**
- ○ **VI) Non exempt private company**
- ◉ **VII) Public Listed Company**
- ○ **VIII) Public Unlisted Company**
- ○ **IX) Trust Company**

(* Note : Companies of Type I and II need not submit Financial Highlights and Accounts)

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001908016A	Date/Time : 18/08/2006 09:35
Transaction No	: C060430257	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	15/08/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048266850**	**0**	**0**
Amount of Issued Share Capital :	**180069961.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180069961.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001908007A

Date/Time : 18/08/2006 09:32

Transaction No : C060430248

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 560.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	*Summary of Capital*

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. *Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. *eg. 999999.9999999999*			
paid :	1.60		
unpaid :	0		
Date of Allotment:	15/08/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048261650**	**0**	**0**
Amount of Issued Share Capital :	**180062317.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180062317.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001908001A
Transaction No	: C060430240
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/08/2006 09:29

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 570.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	15/08/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048259050**	**0**	**0**
Amount of Issued Share Capital :	**180058157.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180058157.75**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001907993A Date/Time : 18/08/2006 09:26

Transaction No : C060430235

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 580.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	*Shareholders list* after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	15/08/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048256450**	**0**	**0**
Amount of Issued Share Capital :	**180054933.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180054933.75**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001904587A

Date/Time : 16/08/2006 10:43

Transaction No : C060426406

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/08/2006		

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Return of Allotment of Shares

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048253850**	**0**	**0**
Amount of Issued Share Capital :	**180050253.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180050253.75**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001904495A

Date/Time : 16/08/2006 10:22

Transaction No : C060426303

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	10/08/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048248650**	**0**	**0**
Amount of Issued Share Capital :	**180039385.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180039385.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001904482A	Date/Time : 16/08/2006 10:18
Transaction No	: C060426287	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	10/08/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048245450**	**0**	**0**
Amount of Issued Share Capital :	**180034265.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180034265.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001904466A

Date/Time : 16/08/2006 10:14

Transaction No : C060426267

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution *or the minutes* incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	10/08/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048242250**	**0**	**0**
Amount of Issued Share Capital :	**180030297.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180030297.75**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Date/Time : 16/08/2006 11:59

Receipt No	: ACR0000001904890A
Transaction No	: C060426740
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Summary Of Return By Company Having A Share Capi **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	5.00	1	5.00
		Total (S$) :		5.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

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Summary of returns by Local Company having a Share Capital

If there are any updates to be made, please click on the hyperlinks on each section header to proceed further.
If there are any errors in the information, please amend the errors by filing the Notice of Error or by Order of Court.
You can also view this Summary of Returns within 5 days after your payment.

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Registered Office, Charges, Summary of Share Capital And other Information on Shares | **Particulars of Directors, Managers, Secretaries and Auditors and List of ShareHolders**

Name of Company : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Company No : **197201770G**

1. Address of Registered Office

20, AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 1
SINGAPORE (819659)

2. Address at which the Register of Members is kept if other than the Registered Office

138 ROBINSON ROAD #17-00 THE CORPORATE OFFICE
SINGAPORE 068906

3. List of Registered Charges

4. Summary of Share Capital and Shares

Currency :	**SINGAPORE DOLLAR**		
Class of Shares :	**Ordinary**	**Preference**	**Others**
Number of Shares :	1048253850	0	0
Issued Share Capital :	180050253.75	0.00	0.00
Paid-up Share Capital :	180050253.75	0.00	0.00

5.Other Information on Shares (to be updated prior to filing of Annual Return)

click on the hyperlink below to edit/update the other information on shares)

Currency: SINGAPORE DOLLAR

General : Please fill in the information where applicable. Zeros need not be entered.	Ordinary	Preference	Others
(i) Shares paid in cash:			
(a) **Number** of shares issued subject to payment wholly in cash :	**1048253850**	**0**	**0**
(ii) Shares paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as fully paid up otherwise than in cash :	**0**	**0**	**0**
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e. the above) shares which have been deemed issued as fully paid up otherwise than in cash:	**0**	**0**	**0**
(iii) Partly paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as partly paid up to the extent of **0** SINGAPORE DOLLAR per share otherwise than in cash :	**0**	**0**	**0**
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e. the above) shares which have been issued as partly paid up to that extent:	**0**	**0**	**0**
(c) **Total amount**, if any, agreed to be considered as unpaid on those shares:	**0**	**0**	**0**
(iv) Forfeited shares:			
(a) **Total number** of shares forfeited since the date of the last summary of return or if none had been filed previously, the date of incorporation:	**0**	**0**	**0**
(v) Treasury Shares			
(a) **Total Number** of ordinary shares held as treasury shares :	**0**		
(vi) Calls:			
(a) **Additional calls** paid since the date of the last return: (Note: This includes all amounts paid pursuant to calls (whether on account of the par or premium): see Section 62(B) (2) Companies Act.	**0**	**0**	**0**

(b) **Total amount** of calls unpaid:	0	0	0

(*Note : Upon updating 'Paid-up Share Capital' will include the additional calls paid)

(vii) Commissions (debentures):

(a) **Total amount** of the sums, if any, paid by way of commission in respect of any debentures since the date of the last summary of return or if none had been filed previously, since the date of incorporation:	0	0	0

Explanatory notes (if any) :

(max 2000 characters)

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Receipt No. :	ACR0000001904813A
Date and Time :	16/08/2006 11:33:49
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	VIEWING OF SUMMARY OF RETURNS BY LOCAL COMPANY HAVING A SHARE CAPITAL Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C060426657	5.00	0.00
Total			**5.00**	**0.00**

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Summary of returns by Local Company having a Share Capital

If there are any updates to be made, please click on the hyperlinks on each section header to proceed further.
If there are any errors in the information, please amend the errors by filing the Notice of Error or by Order of Court .
You can also view this Summary of Returns within 5 days after your payment.

Record saved successfully.

Registered Office, Charges, Summary of Share Capital And other Information on Shares | **Particulars of Directors, Managers, Secretaries and Auditors and List of Shareholders**

PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THIS ANNUAL RETURN 16/08/2006

Director(s):

S/No.	Name Residential Address	NRIC/Passport	Date of Appointment Nationality
1	CHENG WAI WING EDMUND 16, PEEL ROAD SINGAPORE (248620)	S2163476Z	22/05/2003 SINGAPOREAN
2	CHEW CHOON SENG 45, SIAN TUAN AVENUE HONG KONG PARK SINGAPORE (588319)	S0234645A	01/06/1996 SINGAPOREAN
3	KHAW KHENG JOO 61, HOLLAND GROVE DRIVE HOLLAND GROVE PARK SINGAPORE (278889)	S2533854E	19/07/2005 SINGAPOREAN
4	NG KEE CHOE 9, WILTSHIRE ROAD SINGAPORE (466385)	S0070715E	01/03/2000 SINGAPOREAN

5	OW CHIN HOCK 137, SUNSET WAY #01 - 07 CLEMENTI PARK SINGAPORE (597159)	S0036442H	21/05/2002 SINGAPOREAN
6	TAN JIAK NGEE MICHAEL 44, MACKERROW ROAD SINGAPORE (358627)	S1069567H	01/09/1977 SINGAPOREAN
7	YEO CHEE TONG 54, LILAC DRIVE LILAC PARK SINGAPORE (808234)	S1342207I	19/05/2006 SINGAPOREAN

Secretary(ies):

S/No.	**Name** **Residential Address**	**NRIC/Passport**	**Date of Appointment** **Nationality**
1	SHIREENA JOHAN WOON 33, JALAN TARI SERIMPI SINGAPORE (799120)	S1792374I	01/04/2006 SINGAPOREAN

Auditor(s):

S/No.	**Company Name** **Address**	**Audit Firm No.**	**Date of Appointment**
1	ERNST & YOUNG 10, COLLYER QUAY #21 - 01 OCEAN BUILDING SINGAPORE (049315)	000418	03/05/1973

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Dear Sir/Madam,

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Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Number : 197201770G
Company Trans Number : C060425112

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Company Trans Number : C060425112
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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001903437A

Date/Time : 15/08/2006 15:29

Transaction No : C060425112

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Error In Document Lodged (ECM) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	30.00	1	30.00

Total (S$) : 30.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

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Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Type of Transaction :	**OTHER BIZFILE TRANSACTIONS/NON-BIZFILE TRANSACTIONS(OTHER THAN SHARES & CHARGES)**
Date Notice of Error Given :	**15/08/2006**
Description of Incorrect Information :* (max 2000 characters)	RESOLUTION TYPE IN NOTICE OF RESOLUTION INCORRECTLY REFLECTED AS "SPECIAL RESOLUTION UNDER SECTION 26"
Description of Correct Information :* (max 2000 characters)	RESOLUTION TYPE IN NOTICE OF RESOLUTION SHOULD BE REFLECTED AS "OTHER SPECIAL RESOLUTION"
Bizfile Transaction Number :	C060424824
Date of lodgment of transaction containing the error :	15/08/2006 (dd/mm/yyyy)
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Email Address :*	SUSANNA_LYE@SINGAPOREAIR.COM.SG

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I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001903184A
Transaction No	: C060424824
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/08/2006 14:08

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) (EGM) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

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Balance Amount in Deposit Account : $ 245.00

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Notice of Resolution

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting :* members

Place of Meeting :* MANDARIN COURT, 4TH FLOOR, GRAND TOWER
MERITIUS MANDARIN SINGAPORE, 333 Orchard Road Singapore 238867

Date of Meeting :* 25/07/2006 (dd/mm/yyyy)

Resolution Type :* Special Resolution under section 26 → Other Special Resolution

Description :* (max 2000 charecters) PLEASE SEE ANNEXURE I ATTACHED.

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SATS EGM Notice of Resolution - Annexure I20060815140705.pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK / Director
- ☐ S0070715E / NG KEE CHOE / Director
- ☐ S0234645A / CHEW CHOON SENG / Director
- ☐ S1069567H / TAN JIAK NGEE MICHAEL / Director
- ☐ S1342207I / YEO CHEE TONG / Director
- ☑ S1792374I / SHIREENA JOHAN WOON / Secretary
- ☐ S2163476Z / CHENG WAI WING EDMUND / Director
- ☐ S2533854E / KHAW KHENG JOO / Director

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ANNEXURE I

This is Annexure I attached to the Notice of Resolution relating to the special resolution passed at the Extraordinary General Meeting of Singapore Airport Terminal Services Limited held on 25 July 2006.

Resolution 2: Special Resolution

IT WAS RESOLVED:

"That the Articles of Association of the Company be altered in the manner and to the extent as set out in Appendix 2 to the Circular to Shareholders dated 21 June 2006."

Appendix 2 to the Circular to Shareholders dated 21 June 2006 is attached hereto marked "Attachment A".

Dated this 15th day of August 2006.

Shireena Johan Woon
Company Secretary

"Secretary"	*means any person appointed to perform the duties of a secretary of the Company;*
"Statutes"	*means the Act and every other Act being in force concerning companies and affecting the Company;*
"Stock Exchange"	*means the Singapore Exchange Securities Trading Limited;*
"$"	*refers to the lawful currency of Singapore;*

the expression "Depository Register" shall have the meaning ascribed to it under section 130A of the Act;

the expression "Register of Members" refers to the register maintained under section 190 of the Act;

References in these presents to "shareholders" or "holders" of shares or a class of shares shall:–

(a) exclude the CDP except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares;

and "holding" and "held" shall be construed accordingly;

expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form;

words or expressions contained in these Articles shall be interpreted in accordance with the provisions of the Interpretation Act and of the Act;

any reference to a statutory provision shall include such provision and any subsidiary legislation made in pursuance thereof as from time to time modified or re-enacted and any past statutory provision or subsidiary legislation (as from time to time modified or re-enacted) which such provision or subsidiary legislation has directly or indirectly replaced;

words denoting the singular number only shall include the plural number and vice versa;

words denoting the masculine gender only shall include the feminine and neuter genders; words denoting persons shall include corporations and other bodies of persons; and

the marginal notes in these Articles are inserted for convenience and reference only and are in no way designed to limit or circumscribe the scope of these Articles.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these Articles:– Definitions

"the Act"	means the Companies Act (Cap. 50) or any statutory modification thereof for the time being in force;
"Articles"	means these Articles of Association as amended from time to time;
"CDP"	means the Central Depository (Pte) Limited and where the context requires, shall include any person specified by it in a notice given to the Company, as its nominee;
"Deposited Securities"	means shares standing to the credit of the Securities Account of a Depositor at the relevant time;
"Depositor"	means a holder of a Securities Account maintained with CDP or a person who is a Depository Agent;
"Depository Agent"	means an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the accounts of others;
"Directors" or "the Board"	means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;
"dividend"	includes bonus;
"market day"	means a day on which the Stock Exchange is open for securities trading transactions;
"member"	means a member of the Company and shall exclude the Company where it is a member by reason of shares held by it as treasury shares;
"month"	means a calendar month;
"office"	means the Registered Office of the Company;
"seal"	means the common seal of the Company;
"Securities Account"	means the securities account or sub-account maintained by a Depositor with CDP;
"Secretary"	means any person appointed to perform the duties of a secretary of the Company;

"Statutes"	means the Act and every other Act being in force concerning companies and affecting the Company;
"Stock Exchange"	means the Singapore Exchange Securities Trading Limited;
"$"	refers to the lawful currency of Singapore;

the expression "Depository Register" and "treasury shares" shall have the meaning ascribed to ~~it~~ them respectively under section 130A and section 4 of the Act;

the expression "Register of Members" refers to the register maintained under section 190 of the Act;

~~R~~references in these ~~presents~~ Articles to "shareholders" or "holders" of shares or a class of shares shall:–

(a) exclude the CDP except where otherwise expressly provided in these ~~presents~~ Articles or where the term "registered holders" or "registered holder" is used in these ~~presents~~ Articles; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares; and

(c) except where otherwise expressly provided in these Articles, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly;

expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form;

words or expressions contained in these Articles shall be interpreted in accordance with the provisions of the Interpretation Act and of the Act;

any reference to a statutory provision shall include such provision and any subsidiary legislation made in pursuance thereof as from time to time modified or re-enacted and any past statutory provision or subsidiary legislation (as from time to time modified or re-enacted) which such provision or subsidiary legislation has directly or indirectly replaced;

words denoting the singular number only shall include the plural number and vice versa;

words denoting the masculine gender only shall include the feminine and neuter genders; words denoting persons shall include corporations and other bodies of persons; and

the headnotes and marginal notes in these Articles are inserted for convenience and reference only and are in no way designed to limit or circumscribe the scope of these Articles.

2. **EXISTING ARTICLE 4**

4. Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine; *Issue of shares*

Provided always that:

(a) no shares shall be issued at a discount, except in accordance with the Act;

(b) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

(c) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting; and

(d) the total nominal value of issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time.

(e) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited, Singapore Airlines Limited and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary share capital of the Company on such terms and conditions as the Directors may think fit.

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine; Issue of shares

Provided always that:

~~(a) no shares shall be issued at a discount, except in accordance with the Act;~~

~~(b)~~(a) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

~~(c)~~(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting;~~and~~

(c) (subject to any direction to the contrary that may be given by the Company in general meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 52(1) with such adaptations as are necessary shall apply;

(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52(2), shall be subject to the approval of the Company in general meeting;

~~(d)~~(e) ~~the total nominal value of issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time.~~ preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed; and

~~(e)~~(f) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

Notwithstanding any other provision of these ~~presents~~ Articles, Temasek Holdings (Private) Limited, Singapore Airlines Limited and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary ~~share capital~~ shares of the Company on such terms and conditions as the Directors may think fit.

3. NEW HEADNOTE "TREASURY SHARES" AND NEW ARTICLE 8A

New headnote "TREASURY SHARES" and new Article 8A shall be inserted immediately after Article 8 as follows:

TREASURY SHARES

8A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act. Treasury shares

4. EXISTING ARTICLE 9

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire shares issued by it on such terms as the Company may from time to time think fit. If required by the Act, all shares so purchased or acquired by the Company shall be immediately cancelled. On cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with the Act. *Share buy-backs*

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire shares issued by it on such terms as the Company may from time to time think fit. If required by the Act, all shares so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be immediately cancelled on purchase or acquisition by the Company. On cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with the Act. Share buy-backs

5. EXISTING ARTICLE 11

11. The Company may exercise the powers of paying commissions conferred by the Act, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act and the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of that price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful. *Power to pay commission and brokerage*

Proposed Alterations to Existing Article 11

By deleting Article 11 in its entirety and substituting therefor the following:

11. The Company may ~~exercise the powers of paying~~ pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. ~~conferred by the Act, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act and the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of that price (as the case may be).~~ Such commission or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~ Power to pay commission and brokerage

6. EXISTING ARTICLE 14

Form of share certificate

14. *Every certificate of title to shares shall be issued under the seal in such form as the Directors shall from time to time prescribe, shall bear the autographic or facsimile signatures of either two Directors or one Director and the Secretary or some other person appointed by the Directors and shall specify the number and class of shares to which it relates and the amounts paid thereon. Every certificate of title to debentures shall bear the autographic or facsimile signature of a Director. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors.*

Proposed Alterations to Existing Article 14

By deleting Article 14 in its entirety and substituting therefor the following:

Form of share certificate

14. Every certificate of title to shares shall be issued under the seal in such form as the Directors shall from time to time prescribe, shall bear the autographic or facsimile signatures of either two Directors or one Director and the Secretary or some other person appointed by the Directors and shall specify the number and class of shares to which it relates and the amounts paid and amounts (if any) unpaid thereon. Every certificate of title to debentures shall bear the autographic or facsimile signature of a Director. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors.

7. EXISTING ARTICLE 21

Calls on shares

21. *The Directors may from time to time make calls upon the members in respect of any money unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.*

Proposed Alterations to Existing Article 21

By deleting Article 21 in its entirety and substituting therefor the following:

Calls on shares

21. The Directors may from time to time make calls upon the members in respect of any money unpaid on their shares ~~(whether on account of the nominal value of the shares or by way of premium)~~ and not by conditions of allotment thereof made payable at fixed times, provided that no call shall ~~exceed one fourth of the nominal value of the share or~~ be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

8. **EXISTING ARTICLE 24**

24. *Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture, or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified.* *Sum due on allotment*

Proposed Alterations to Existing Article 24

By deleting Article 24 in its entirety and substituting therefor the following:

24. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date~~, whether on account of the nominal value of the share or by way of premium,~~ shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture, or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified. Sum due on allotment

9. **EXISTING ARTICLE 32**

32. *The Directors may decline to accept any instrument of transfer unless:–* *Instruments of transfer*

(a) *such fee not exceeding $2.00 as the Directors may from time to time determine is paid to the Company in respect thereof;*

(b) *the instrument of transfer is duly stamped in accordance with any law for the time being in force relating to stamp duty;*

(c) *the instrument of transfer is deposited at the office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;*

(d) *such fee not exceeding $1.00 as the Directors may from time to time determine is paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or any document relating to or affecting the title to the shares; and*

(e) *the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–*

(i) *whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued share capital of the Company; and*

(ii) *(where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).*

(f) (i) *The Directors may:*

(aa) *if a declaration accompanying an instrument of transfer of shares contains any statement which is false in any material particular; or*

(bb) *if any person or related group of persons (the "relevant person") have, in the opinion of the Directors, an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company ("surplus shares") for the time being without the approval of the Directors, or if any approval given by the Directors is subsequently revoked,*

at any time serve a notice in writing on the member or the relevant person requiring the member of the relevant person to transfer the shares referred to in the instrument of transfer or the surplus shares ("Affected Shares"), as the case may be, or any part thereof.

(ii) *If within 21 days after the giving of the notice referred to in the preceding sub-paragraph (or such shorter or longer period as in all the circumstances the Directors shall consider reasonable and shall specify in the notice of such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors may arrange for the Company to sell the Affected Shares or any part thereof at the best price reasonably obtainable. For this purpose the Directors may authorise in writing any officer or employee of the Company to execute on behalf of the member or the relevant person a transfer or transfers of any of the Affected Shares to any purchaser or purchasers and may issue new share certificates to the purchaser or purchasers.*

(iii) *The net proceeds of the sale of the Affected Shares shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former member or the relevant person upon surrender of the certificates for the Affected Shares but such proceeds shall under no circumstances carry interest against the Company.*

(g) *The provision of Article 32(f) shall apply to the transfer of Deposited Securities, except that:–*

(i) *the reference to a declaration accompanying an instrument of transfer shall refer to the declaration of status made by Depositor to CDP;*

(ii) *the reference to "member" shall be read as a reference to the Depositor;*

(iii) *for the purpose of the Article 32(f) "Affected Shares" shall mean the Deposited Securities standing to the credit of the Securities Account of the Depositor at the relevant time;*

(iv) *any notice required under Article 32(f) to be served by the Directors may be served by CDP; and*

(v) *subject to the consent of CDP, the net proceeds of the sale of the Affected Shares may be received by CDP, and the Directors shall not require the surrender of the certificates for the Affected Shares.*

Proposed Alterations to Existing Article 32

By deleting Article 32 in its entirety and substituting therefor the following:

Instruments of transfer

32. (1) The Directors may decline to accept any instrument of transfer unless:–

(a) such fee not exceeding $2.00 as the Directors may from time to time determine is paid to the Company in respect thereof;

(b) ~~the instrument of transfer is duly stamped in accordance with any law for the time being in force relating to stamp duty~~ the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

(c) the instrument of transfer is deposited at the office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(d) such fee not exceeding $1.00 as the Directors may from time to time determine is paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or any document relating to or affecting the title to the shares; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued ~~share capital~~ ordinary shares of the Company; and

(ii) (where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).

~~(f)~~ ~~(i)~~

(2) (a) The Directors may:

~~(aa)~~(i) if a declaration accompanying an instrument of transfer of shares contains any statement which is false in any material particular; or

~~(bb)~~(ii) if any person or related group of persons (the "relevant person") have, in the opinion of the Directors, an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company ("surplus shares") for the time being without the approval of the Directors, or if any approval given by the Directors is subsequently revoked,

at any time serve a notice in writing on the member or the relevant person requiring the member ~~of~~ or the relevant person to transfer the shares referred to in the instrument of transfer or the surplus shares ("Affected Shares"),. as the case may be, or any part thereof.

~~(ii)~~(b) If within 21 days after the giving of the notice referred to in the preceding sub-paragraph (or such shorter or longer period as in all the circumstances the Directors shall consider reasonable and shall specify in the notice of such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors may arrange for the Company to sell the Affected Shares or any part thereof at the best price reasonably obtainable. For this purpose the Directors may authorise in writing any officer or employee of the Company to execute on behalf of the member or the relevant person a transfer or transfers of any of the Affected Shares to any purchaser or purchasers and may issue new share certificates to the purchaser or purchasers.

~~(iii)~~(c) The net proceeds of the sale of the Affected Shares shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former member or the relevant person upon surrender of the certificates for the Affected Shares but such proceeds shall under no circumstances carry interest against the Company.

~~(g)~~(3) The provisions of Article ~~32(f)~~ 32(2) shall apply to the transfer of Deposited Securities, except that:–

~~(i)~~(a) the reference to a declaration accompanying an instrument of transfer shall refer to the declaration of status made by the Depositor to CDP;

~~(ii)~~(b) the reference to "member" shall be read as a reference to the Depositor;

~~(iii)~~(c) for the purpose of ~~the~~ Article ~~32(f)~~ 32(2) "Affected Shares" shall mean the Deposited Securities standing to the credit of the Securities Account of the Depositor at the relevant time;

~~(iv)~~(d) any notice required under Article ~~32(f)~~ 32(2) to be served by the Directors may be served by CDP; and

~~(v)~~(e) subject to the consent of CDP, the net proceeds of the sale of the Affected Shares may be received by CDP, and the Directors shall not require the surrender of the certificates for the Affected Shares.

10. EXISTING ARTICLE 33(a)

33(a) The Directors may refuse to register the transfer of any share if in their opinion: *Directors' right to refuse transfer of shares*

(i) except as permitted under Article 4, such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued ordinary share capital of the Company; or

(ii) such transfer is made to an individual who, or to a corporation or to any other legal entity which, will hold the shares as a nominee.

In this presents, the words "related group of persons" shall include such relationship as the Directors, in their opinion may determine from time to time.

Proposed Alterations to Existing Article 33(a)

By deleting Article 33(a) in its entirety and substituting therefor the following:

33(a) The Directors may refuse to register the transfer of any share if in their opinion: Directors' right to refuse transfer of shares

(i) except as permitted under Article 4, such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued ordinary shares ~~share capital~~ of the Company; or

(ii) such transfer is made to an individual who, or to a corporation or to any other legal entity which, will hold the shares as a nominee.

In ~~this presents~~ these Articles, the words "related group of persons" shall include such relationship as the Directors, in their opinion may determine from time to time.

11. EXISTING ARTICLE 47

47. The Company may by ordinary resolution passed at a general meeting convert any paid-up shares into stock and reconvert any stock into paid-up shares of any denomination. *Power to convert into stock*

APPENDIX 2

Proposed Alterations to Existing Article 47

By deleting Article 47 in its entirety and substituting therefor the following:

47. The Company may by ordinary resolution passed at a general meeting convert any paid-up shares into stock and reconvert any stock into paid-up shares ~~of any denomination~~.

Power to convert into stock

12. EXISTING ARTICLE 48

48. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the shares from which the stock arose.

Transfer of stock

Proposed Alterations to Existing Article 48

By deleting Article 48 in its entirety and substituting therefor the following:

48. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum ~~amount~~ number of stock units transferable and restrict or forbid the transfer of fractions of that minimum~~, but the minimum shall not exceed the nominal amount of the shares from which the stock arose~~.

Transfer of stock

13. EXISTING ARTICLE 49

49. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by any such aliquot part of stock which would not if existing in shares have conferred that privilege or advantage.

Rights of stockholders

Proposed Alterations to Existing Article 49

By deleting Article 49 in its entirety and substituting therefor the following:

49. The holders of stock shall according to the ~~amount~~ number of ~~the~~ stock units held by them have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by ~~any such aliquot part of stock~~ the stock units which would not if existing in shares have conferred that privilege or advantage.

Rights of stockholders

14. EXISTING ARTICLE 51

Power to increase share capital, consolidate, cancel and subdivide shares

51. The Company may from time to time by ordinary resolution-

(a) Increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subdivide its shares or any of them into shares of smaller amount than is fixed by the memorandum; so however that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d) cancel shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the amount of the shares so cancelled.

Proposed Alterations to Existing Article 51

By deleting Article 51 in its entirety and substituting therefor the following:

Power to ~~increase share capital,~~ consolidate, ~~cancel and~~ subdivide and convert shares

51. The Company may from time to time by ordinary resolution-

~~(a)~~ ~~Increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;~~

~~(b)~~(a) consolidate and divide all or any of its shares ~~share capital into shares of larger amount than its existing shares~~;

~~(c)~~(b) subdivide its shares or any of them ~~into shares of smaller amount than is fixed by the memorandum; so however that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived~~ (subject, nevertheless, to the provisions of the Act), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

~~(d)~~ ~~cancel shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the amount of the shares so cancelled.~~

(c) subject to the provisions of the Act, convert any class of shares into any other class of shares.

15. **EXISTING ARTICLE 52(2)**

52. (2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

*(a) (i) issue shares in the capital of the Company (“**shares**”) whether by way of rights, bonus or otherwise; and/or*

*(ii) make or grant offers, agreements or options (collectively, “**Instruments**”) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and*

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Stock Exchange) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:–

(aa) new shares arising upon the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(bb) any subsequent consolidation or subdivision of shares;

(e) in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the Listing Manual of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

(f) *(unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).*

Proposed Alterations to Existing Article 52(2)

By deleting Article 52(2) in its entirety and substituting therefor the following:

52. (2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

(a) (i) issue shares in the capital of the Company (**"shares"**) whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, **"Instruments"**) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

~~(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);~~

~~(d) (subject to such manner of calculation as may be prescribed by the Stock Exchange) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above, the percentage of issued share capital~~

shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:–

(aa) new shares arising upon the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(bb) any subsequent consolidation or subdivision of shares;

(1)(x) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Stock Exchange;

(e)(y) in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the Listing Manual of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

(f)(z) (unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

16. EXISTING ARTICLE 53

53. *The Company may reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required by law.* *Power to reduce share capital*

Proposed Alterations to Existing Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. The Company may reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required by law. The Company may reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these Articles, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly. Power to reduce share capital

17. **EXISTING ARTICLE 57(1)**

57(1). Subject to the provisions of the Act as to special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least and a meeting of the Company at which it is proposed to pass a special resolution shall be called by 21 days' notice in writing at the least. Such notices shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed. *Notice of meetings*

Proposed Alterations to Existing Article 57(1)

By deleting Article 57(1) in its entirety and substituting therefor the following:

57(1). ~~Subject to the provisions of the Act as to special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least and a meeting of the Company at which it is proposed to pass a special resolution shall be called by 21 days' notice in writing at the least. Such notices shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.~~ A meeting of the Company at which it is proposed to pass a special resolution or (save as provided by the Act) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an annual general meeting and any other extraordinary general meeting by 14 days' notice in writing at the least; Provided that a meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed: Notice of meetings

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. of the total voting rights of all the members having a right to vote at that meeting.

At least 14 days' notice of any meeting shall be given by advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.

18. **EXISTING ARTICLE 60**

60. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, two members present in person shall form a quorum. For the purposes of this Article "member' includes a person attending as a proxy or as representing a corporation which is a member, and joint holders of any share shall be treated as one member. Provided That if only proxies appointed by CDP attend, any two such proxies shall suffice to establish both plurality and quorum. *Quorum*

Proposed Alterations to Existing Article 60

By deleting Article 60 in its entirety and substituting therefor the following:

60. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, two members present in person or by proxy shall form a quorum. ~~For the purposes of this Article "member" includes a person attending as a proxy or as representing a corporation which is a member, and joint holders of any share shall be treated as one member. Provided That if only proxies appointed by CDP attend, any two such proxies shall suffice to establish both plurality and quorum.~~ Provided that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum. Quorum

19. EXISTING ARTICLE 63

63. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. *Adjournments*

Proposed Alterations to Existing Article 63

By deleting Article 63 in its entirety and substituting therefor the following:

63. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or *sine die*, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. Adjournments

20. EXISTING ARTICLE 64

Method of voting

64. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of the hands) demanded-

(a) by the Chairman;

(b) by at least three members present in person or by proxy;

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn.

Proposed Alterations to Existing Article 64

By deleting Article 64 in its entirety and substituting therefor the following:

Method of voting

64. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of ~~the~~ hands) demanded-

(a) by the Chairman;

(b) by at least three members present in person or by proxy and entitled to vote at the meeting;

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right~~ not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares).

Provided always that no poll shall be demanded on the choice of a Chairman or on a question of adjournment.

Unless a poll is so demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing

the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn.

21. EXISTING ARTICLE 65

65. If a poll is duly demanded it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the Chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded, but a poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. *Taking a poll*

Proposed Alterations to Existing Article 65

By deleting Article 65 in its entirety and substituting therefor the following:

65. If a poll is duly demanded it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the Chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded.~~, but a poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith.~~ Taking a poll

22. EXISTING ARTICLE 67

67. Subject to any rights or restrictions for the time being attached to any class or classes of shares, at meeting of members or classes of members each member entitled to vote may vote in person or by proxy or by attorney. On a show of hands every member who is present in person and each proxy shall have one vote Provided That if a member is represented by two proxies, only one of the proxies as determined by the Chairman shall vote. On a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. *Voting rights of members*

Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and substituting therefor the following:

67. Subject to any rights or restrictions for the time being attached to any class or classes of shares and to Article 8A, at a meeting of members or classes of members each member entitled to vote may vote in person or by proxy ~~or by attorney~~. On a show of hands every member who is present in person ~~and each~~ or by proxy shall have one vote Provided That if a member is represented by two proxies, only one of the proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him in his sole discretion) shall vote on a show of hands. On a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. Voting rights of members

23. EXISTING ARTICLE 81

81(1) A Director who is in any way whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the Act. *Declaration of Directors' interest in contract with Company*

(2) A Director who holds any office or possesses any property whereby whether directly or indirectly duties or interests might be created in conflict with his duties or interests as Director shall declare the fact and the nature, character and extent of the conflict at a meeting of the Directors of the Company in accordance with the Act. *Declaration of Directors' conflict of interest*

(3) A Director shall not vote in regard to any contract or proposed contract or arrangement in which he has directly or indirectly a personal material interest and if he shall do so his vote shall not be counted. *Prohibition on Directors to vote on interested contracts*

(4) A Director notwithstanding his interest may be counted in the quorum present at any meeting of the Directors. *Director to be counted in quorum*

(5) A Director may hold any other office or place of profit under the Company (other than the office of the auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as a vendor, purchaser or otherwise. No such contract and no contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. *Power of Directors to hold office of profit and to contract with Company*

(6) A Director of the Company may with the consent of the Board be or become a Director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder or otherwise and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interests in such other company unless the Company otherwise directs. *Holding of office in other companies*

Proposed Alterations to Existing Article 81

By deleting Article 81 in its entirety and substituting therefor the following:

81(1) A Director who is in any way whether directly or indirectly interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the Act. Declaration of Directors' interest in contract or transaction with Company

(2) A Director who holds any office or possesses any property whereby whether directly or indirectly duties or interests might be created in conflict with his duties or interests as Director shall declare the fact and the nature, character and extent of the conflict at a meeting of the Directors of the Company in accordance with the Act. Declaration of Directors' conflict of interest

(3) A Director shall not vote in regard to any contract or transaction or proposed contract or transaction or arrangement in which he has directly or indirectly a personal material interest and if he shall do so his vote shall not be counted. Prohibition on Directors to vote on interested contracts or transactions

(4) A Director notwithstanding his interest may be counted in the quorum present at any meeting of the Directors. Director to be counted in quorum

(5) A Director may hold any other office or place of profit under the Company (other than the office of the auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as a vendor, purchaser or otherwise. No ~~such~~ contract, transaction ~~and no contract~~ or arrangement entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided nor shall any Director so contracting or transacting or being so interested be liable to account to the Company for any profit realised by any such contract, transaction or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. Power of Directors to hold office of profit and to contract or transact with Company

(6) A Director of the Company may with the consent of the Board be or become a Director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder or otherwise and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interests in such other company unless the Company otherwise directs. Holding of office in other companies

24. EXISTING ARTICLE 86

86. The Company at the meeting at which a Director so retires may fill the vacated office by electing a person eligible for appointment, and in default the retiring Director shall if offering himself for re-election and not being disqualified under the Act from holding office as a Director be deemed to have been re-elected, unless at that meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-election of that Director is put to the meeting and lost. *Company may fill office of retiring Director*

Proposed Alterations to Existing Article 86

By deleting Article 86 in its entirety and substituting therefor the following:

86. ~~The Company at the meeting at which a Director so retires may fill the vacated office by electing a person eligible for appointment, and in default the retiring Director shall if offering himself for re-election and not being disqualified under the Act from holding office as a Director be deemed to have been re-elected, unless at that meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-election of that Director is put to the meeting and lost.~~ Company may fill office of retiring Director

(1) The Company at the meeting at which a Director retires under any provision of these Articles may by ordinary resolution fill the office being vacated by electing thereto the retiring Director (if eligible for re-election) or some other person eligible for appointment. In default, the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director is disqualified under the Act from holding office as a Director or is otherwise ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of Article 86(2); or

(d) where such Director has attained any retirement age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

(2) A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

25. EXISTING ARTICLE 93(1)

93(1). The business of the Company shall be managed by the Directors who may exercise all powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in general meeting. The exercise of such powers of the Company by the Directors shall be subject to these Articles, the Act and such regulations being not inconsistent with these Articles or the Act as may be prescribed the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made. *General power of Directors to manage Company's business*

Proposed Alterations to Existing Article 93(1)

By deleting Article 93(1) in its entirety and substituting therefor the following:

93(1). The business of the Company shall be managed by the Directors who may exercise all powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in general meeting. ~~The exercise of such powers of the Company by the Directors shall be subject to these Articles, the Act and such regulations being not inconsistent with these Articles or the Act as may be prescribed the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.~~ General power of Directors to manage Company's business

26. EXISTING ARTICLE 106

106. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may elect a Chairman of its meetings, and if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting. *Chairman of committee*

Proposed Alterations to Existing Article 106

By deleting Article 106 in its entirety and substituting therefor the following:

106. ~~Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may elect a Chairman of its meetings, and if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.~~ The meetings and proceedings of any such committee consisting of two or more members shall be governed, to the extent applicable, by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under Article 105. ~~Chairman of committee~~ Proceedings of committee

27. EXISTING ARTICLE 107

107. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may meet and adjourn its meeting as it thinks proper and questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote. *Meetings of committee*

Proposed Alteration to Existing Article 107

By deleting Article 107 in its entirety.

28. EXISTING ARTICLE 109

109. A resolution in writing, signed by a majority of the Directors entitled to receive notice of a meeting of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. All the Directors shall be informed of any such resolution signed by a majority of the Directors. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable, telegram, electronic mail or any other form of electronic communication from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. *Resolutions in writing*

Proposed Alterations to Existing Article 109

By deleting Article 109 in its entirety and substituting therefor the following:

109. A resolution in writing, signed by a majority of the Directors ~~entitled to receive notice of a meeting of the Directors at that time~~, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. All the Directors shall be informed of any such resolution signed by a majority of the Directors. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable, telegram, electronic mail or any other form of electronic communication from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. Resolutions in writing

29. EXISTING ARTICLE 115

115. The Directors may from time to time appoint any person to be an Associate Director may from time to time cancel any such appointment. The Directors may fix, determine and vary the powers, duties and remuneration of any person so appointed, but a person so appointed shall not be required to hold any shares to qualify him for appointment nor have any right to attend or vote at any meeting of Directors except by the invitation and with the consent of the Directors. *Associate Director*

Proposed Alteration to Existing Article 115

By deleting Article 115 in its entirety.

30. EXISTING ARTICLE 122

122. The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the issue of accounts relating to it shall not exceed 4 months. *Presentation of accounts*

Proposed Alterations to Existing Article 122

By deleting Article 122 in its entirety and substituting therefor the following:

Presentation of accounts

122. The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the ~~issue of accounts relating to it~~ date of the Company's annual general meeting shall not exceed 4 months.

31. EXISTING ARTICLE 129

Apportionment of dividends

129. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly.

Proposed Alterations to Existing Article 129

By deleting Article 129 in its entirety and substituting therefor the following:

Apportionment of dividends

129. ~~Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly.~~ Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

32. NEW ARTICLE 130A

New Article 130A shall be inserted immediately after Article 130 as follows:

130A. The payment by the Company of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by, for the benefit of, the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the CDP returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable. Unclaimed dividends

33. EXISTING HEADNOTE "CAPITALIZATION OF PROFITS" AND EXISTING ARTICLE 134

CAPITALIZATION OF PROFITS

134. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted, distributed and credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. A share premium account and a capital redemption reserve may, for the purposes of this Article, be applied only in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares. *Power to capitalize profits*

APPENDIX 2

Proposed Alterations to Existing Headnote "CAPITALIZATION OF PROFITS" and Article 134

By deleting the headnote "CAPITALIZATION OF PROFITS" and Article 134 in their entirety and substituting therefor the following:

~~CAPITALIZATION OF PROFITS~~

~~134. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted, distributed and credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. A share premium account and a capital redemption reserve may, for the purposes of this Article, be applied only in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.~~ ~~Power to capitalize profits~~

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

134. The Directors may, with the sanction of an ordinary resolution of the Company (including any ordinary resolution passed pursuant to Article 52(2)): Power to issue free bonus shares and/or to capitalise reserves

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the ordinary resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an ordinary resolution passed pursuant to Article 52(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company's reserve accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the ordinary resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an ordinary resolution passed pursuant to Article 52(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

34. EXISTING ARTICLE 135

135. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members entitled thereto into agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalization, or (as the case may require) for the payment by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalized, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members. *Implementation of resolution to capitalize profits*

Proposed Alterations to Existing Article 135

By deleting Article 135 in its entirety and substituting therefor the following:

135. ~~Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members entitled thereto into agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalization, or (as the case may require) for the payment by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalized, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such~~ ~~Implementation of resolution to capitalize profits~~

~~members.~~ The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue and/or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power of Directors to give effect to bonus issues and capitalisations

35. EXISTING ARTICLE 135A

135A. In addition and without prejudice to the power to capitalise profits and other moneys provided for by Articles 134 and 135, the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefits of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in general meeting in such manner and on such terms as the Directors shall think fit.

Proposed Alterations to Existing Article 135A

By deleting Article 135A in its entirety and substituting therefor the following:

135A. In addition and without prejudice to the powers ~~to capitalise profits and other moneys~~ provided for by Articles 134 and 135, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full ~~at par~~ unissued shares, in each case, on terms that such shares shall, upon issue, be held by or for the benefits of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in general meeting ~~in such manner~~ and on such terms as the Directors shall think fit.

Power to issue free shares and/or capitalise *reserves for* employee share plans

36. EXISTING ARTICLE 136

136. A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or such other address supplied by him to the Company or the CDP (as the case may be) for the giving of notices to him. Any notice to be sent to a member at an address outside Singapore shall be sent by airmail. Where a notice is

Service of notices

sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting on the day after the date of its posting, and in any other case at the time at which the letter would be delivered in the ordinary course of post. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the CDP an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

Proposed Alterations to Existing Article 136

By deleting Article 136 in its entirety and substituting therefor the following:

136. A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or such other address supplied by him to the Company or the CDP (as the case may be) for the giving of notices to him. Any notice to be sent to a member at an address outside Singapore shall be sent by airmail. Where a notice is sent by post, service of the notice shall be deemed to be effected ~~by properly addressing, prepaying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting on the day after the date of its posting, and in any other case at the time at which the letter would be delivered in the ordinary course of post~~ at the time the cover containing the same is posted and in proving such service it shall be sufficient to prove that such cover was properly addressed, stamped and posted. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the CDP an address within Singapore for the service of notices shall not be entitled to receive notices from the Company. Service of notices

32. NEW ARTICLE 136A

New Article 136A is proposed to be inserted immediately after Article 136 as follows:

136A. Without prejudice to the provisions of Article 136, any notice or document (including, without limitations, any accounts, balance sheet or report) which is required or permitted to be given, sent or served under the Act or under these Articles by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Act and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Act and/or any other applicable regulations or procedures. Electronic communications

33. EXISTING ARTICLE 138

138. A person entitled to a share in consequence of the death or bankruptcy of a member, upon supplying to the Company such evidence as the Directors may reasonably require to prove his title to the share, and upon supplying also to the Company or (as the case may be) the CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder. *Service of notices after death or bankruptcy of a member*

Proposed Alterations to Existing Article 138

By deleting Article 138 in its entirety and substituting therefor the following:

138. A person entitled to a share in consequence of the death or bankruptcy of a member, upon supplying to the Company such evidence as the Directors may reasonably require to prove his title to the share, and upon supplying also to the Company or (as the case may be) the CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of these ~~presents~~ Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder. Service of notices after death or bankruptcy of a member

AKM

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001903167A
Transaction No	: C060424808
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/08/2006 14:02

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) (AGM) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

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Notice of Resolution

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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	MANDARIN COURT, 4TH FLOOR, GRAND TOWER MERITIUS MANDARIN SINGAPORE, 333 Orchard Road Singapore 238867
Date of Meeting :*	25/07/2006 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 charecters)	PLEASE SEE ANNEXURE A ATTACHED.
Attachment :* (copy of resolution)	
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB	Browse... SATS AGM Notice of Resolution Annexure A20060815140045.pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK / Director
- ☐ S0070715E / NG KEE CHOE / Director
- ☐ S0234645A / CHEW CHOON SENG / Director
- ☐ S1069567H / TAN JIAK NGEE MICHAEL / Director
- ☐ S1342207I / YEO CHEE TONG / Director
- ☑ S1792374I / SHIREENA JOHAN WOON / Secretary
- ☐ S2163476Z / CHENG WAI WING EDMUND / Director
- ☐ S2533854E / KHAW KHENG JOO / Director

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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ANNEXURE A

This is Annexure A attached to the Notice of Resolution relating to the ordinary resolutions passed at the Annual General Meeting of Singapore Airport Terminal Services Limited held on 25 July 2006.

IT WAS RESOLVED THAT:

Ordinary Resolution 8

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

Ordinary Resolution 9

"That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time."

Dated this 15th day of August 2006.

Shireena Johan Woon
Company Secretary

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001898874A

Date/Time : 11/08/2006 12:56

Transaction No : C060419421

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Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

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Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

above, please select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	07/08/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048236450**	**0**	**0**
Amount of Issued Share Capital :	**180019857.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180019857.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001898867A	Date/Time : 11/08/2006 12:50
Transaction No	: C060419411	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

Date of Allotment: 07/08/2006

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048233850**	**0**	**0**
Amount of Issued Share Capital :	**180016035.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180016035.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001898858A

Date/Time : 11/08/2006 12:45

Transaction No : C060419395

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	07/08/2006		

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048228650**	**0**	**0**
Amount of Issued Share Capital :	**180007715.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180007715.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001898850A

Date/Time : 11/08/2006 12:37

Transaction No : C060419380

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	07/08/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048226050**	**0**	**0**
Amount of Issued Share Capital :	**180004491.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180004491.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001894522A

Date/Time : 08/08/2006 10:36

Transaction No : C060414315

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 305.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/08/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048223450**	**0**	**0**
Amount of Issued Share Capital :	**179999811.75**	**0**	**0**
Amount of Paid-up Share Capital :	**179999811.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001882089A

Date/Time : 01/08/2006 10:20

Transaction No : C060399368

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Appointment / Cessation Of Appointment **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Change of Particulars of Company's Directors, Managers, Secretaries and Auditors
- Changes of Particulars of Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer
Please indicate in the checkbox the type of change applicable.

Mobile No. :

Email Address :

Identification Type : NRIC

☐ **Change Identification**

Identification No. : **S2580327B**

New Identification No. :

Date of Change : (dd/mm/yyyy)

☐ **Change Name**

Name of Officer : **RICHARD CHARLES HELFER**

New Name of Officer :

Date of Change : (dd/mm/yyyy)

☐ **Change Nationality**

Nationality : **SINGAPORE P.R. (300)**

New Nationality :

Date of Change : (dd/mm/yyyy)

☐ **Change Address**

Address :

Address Type: **Local**

Local Address (if Address Type is Local Address)

Postal Code : **229353**

Block/House No. : **77**

Street Name : **EMERALD HILL ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address :

New Address :

Address Type : ◉ Local ○ Foreign

Postal Code : [ ] Retrieve Address

Block/House No. : [ ]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address : [ ]

[ ]

Date of Change : [ ] (dd/mm/yyyy)

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	DIRECTOR	01/03/2000	25/07/2006

To Add Position Held Position Held

Save Reset Back

Change of Particulars of Company's Directors, Managers, Secretaries and Auditors
- Cessation of Company Officer

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Position(s) Held by Company Officer

Position Held :	**DIRECTOR**
Appointment Date :	**01/03/2000**
Cessation Date : * (Date of Change)	25/07/2006 (dd/mm/yyyy)
Reason for Cessation : *	Resigned

Save Reset Back

Change of Particulars of Company's Directors, Managers, Secretaries and Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer
1	S0036442H	OW CHIN HOCK
2	S0070715E	NG KEE CHOE
3	S0234645A	CHEW CHOON SENG
4	S1069567H	TAN JIAK NGEE MICHAEL
5	S1342207I	YEO CHEE TONG
6	S1792374I	SHIREENA JOHAN WOON
7	S2163476Z	CHENG WAI WING EDMUND
8	S2533854E	KHAW KHENG JOO
9	S2580327B	RICHARD CHARLES HELFER

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	000418	ERNST & YOUNG

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001882054A

Date/Time : 01/08/2006 10:16

Transaction No : C060399328

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Appointment / Cessation Of Appointment **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Change of Particulars of Company's Directors, Managers, Secretaries and Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer
1	S0036442H	OW CHIN HOCK
2	S0070715E	NG KEE CHOE
3	S0234645A	CHEW CHOON SENG
4	S1069567H	TAN JIAK NGEE MICHAEL
5	S1342207I	YEO CHEE TONG
6	S1792374I	SHIREENA JOHAN WOON
7	S1852301I	HONG HAI @ HUANG HAI
8	S2163476Z	CHENG WAI WING EDMUND
9	S2533854E	KHAW KHENG JOO
10	S2580327B	RICHARD CHARLES HELFER

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	000418	ERNST & YOUNG

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]

bizFil

LOCAL COMPANY TRANSACTIONS

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Change of Particulars of Company's Directors, Managers, Secretaries and Auditors
- Changes of Particulars of Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer
Please indicate in the checkbox the type of change applicable.

Mobile No. :

Email Address :

Identification Type : NRIC

☐ **Change Identification**

Identification No. : **S1852301I**

New Identification No. :

Date of Change : (dd/mm/yyyy)

☐ **Change Name**

Name of Officer : **HONG HAI @ HUANG HAI**

New Name of Officer :

Date of Change : (dd/mm/yyyy)

☐ **Change Nationality**

Nationality : **SINGAPOREAN (301)**

New Nationality :

Date of Change : (dd/mm/yyyy)

☐ **Change Address**

Address :

Address Type: **Local**

Local Address (if Address Type is Local Address)

Postal Code : **288611**

Block/House No. : **18**

Street Name : **ORIOLE CRESCENT**

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Change of Particulars of Company's Directors, Managers, Secretaries and Auditors
- Cessation of Company Officer

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Position(s) Held by Company Officer

Position Held : **DIRECTOR**

Appointment Date : **01/03/2000**

Cessation Date : * 25/07/2006 (dd/mm/yyyy)
(Date of Change)

Reason for Cessation : * Resigned

Save Reset Back

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001863838A

Date/Time : 27/07/2006 15:07

Transaction No : C060373078

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	24/07/2006		

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Return of Allotment of Shares

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048215450**	**0**	**0**
Amount of Issued Share Capital :	**179987011.75**	**0**	**0**
Amount of Paid-up Share Capital :	**179987011.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001863800A

Date/Time : 27/07/2006 15:03

Transaction No : C060373023

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	24/07/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048207700**	**0**	**0**
Amount of Issued Share Capital :	**179975619.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179975619.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001847640A

Date/Time : 21/07/2006 11:43

Transaction No : C060352186

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/07/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048192200**	**0**	**0**
Amount of Issued Share Capital :	**179950819.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179950819.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001847625A

Date/Time : 21/07/2006 11:40

Transaction No : C060352171

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	19/07/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048190400**	**0**	**0**
Amount of Issued Share Capital :	**179947057.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179947057.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001847611A	Date/Time : 21/07/2006 11:37
Transaction No	: C060352159	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	19/07/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048187800**	**0**	**0**
Amount of Issued Share Capital :	**179943235.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179943235.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001847031A

Date/Time : 21/07/2006 09:42

Transaction No : C060351410

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	18/07/2006		

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bizFILE

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048185200**	**0**	**0**
Amount of Issued Share Capital :	**179939075.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179939075.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001847013A

Date/Time : 21/07/2006 09:39

Transaction No : C060351388

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Cor to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	18/07/2006		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048169000**	**0**	**0**
Amount of Issued Share Capital :	**179905217.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179905217.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001846994A
Transaction No	: C060351367
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 21/07/2006 09:35

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No *signature is required*.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power *under* Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/07/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048166400**	**0**	**0**
Amount of Issued Share Capital :	**179901057.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179901057.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001846977A
Transaction No	: C060351348
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 21/07/2006 09:32

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/07/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048163400**	**0**	**0**
Amount of Issued Share Capital :	**179894787.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179894787.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001838294A

Date/Time : 18/07/2006 10:40

Transaction No : C060340811

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the *written resolution* (*section 184A or 184C*)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/07/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048162800**	**0**	**0**
Amount of Issued Share Capital :	**179893707.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179893707.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001838261A

Date/Time : 18/07/2006 10:34

Transaction No : C060340763

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	*Lodgment Of Return Of Allotment Of Share* **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under *Section 161 of the Con* to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual *file name as*
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	47000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	13/07/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders *list after the* allotment	Summary *of* Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048155000**	**0**	**0**
Amount of Issued Share Capital :	**179877405.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179877405.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001838181A
Transaction No	: C060340666
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/07/2006 10:14

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con *to issue shares.*

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15400		
Amount paid and/or *unpaid on each share* e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/07/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048108000**	**0**	**0**
Amount of Issued Share Capital :	**179802205.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179802205.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001838165A

Date/Time : 18/07/2006 10:11

Transaction No : C060340650

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/07/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048092600**	**0**	**0**
Amount of Issued Share Capital :	**179770019.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179770019.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001838150A

Date/Time : 18/07/2006 10:08

Transaction No : C060340633

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/07/2006		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048089400**	**0**	**0**
Amount of Issued Share Capital :	**179765315.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179765315.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001832828A

Date/Time : 14/07/2006 12:31

Transaction No : C060333835

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/07/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048088800**	**0**	**0**
Amount of Issued Share Capital :	**179764235.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179764235.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001832815A

Date/Time : 14/07/2006 12:28

Transaction No : C060333824

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	*10.00*	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/07/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048077100**	**0**	**0**
Amount of Issued Share Capital :	**179739782.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179739782.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001831989A

Date/Time : 14/07/2006 09:27

Transaction No : C060332878

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/07/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048074500**	**0**	**0**
Amount of Issued Share Capital :	**179735102.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179735102.25**	**0**	**0**

![bizFILE]

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001831972A

Date/Time : 14/07/2006 09:24

Transaction No : C060332863

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	10/07/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048061500**	**0**	**0**
Amount of Issued Share Capital :	**179707932.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179707932.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001826760A		Date/Time : 12/07/2006 10:30
Transaction No	: C060326580		
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	07/07/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048057600**	**0**	**0**
Amount of Issued Share Capital :	**179700912.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179700912.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001826743A

Date/Time : 12/07/2006 10:27

Transaction No : C060326562

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13625		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	07/07/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048030400**	**0**	**0**
Amount of Issued Share Capital :	**179644064.25**	**0**	**0**
Amount of Paid-up Share Capital :	**179644064.25**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001826722A

Date/Time : 12/07/2006 10:23

Transaction No : C060326542

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	07/07/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048016775**	**0**	**0**
Amount of Issued Share Capital :	**179624035.50**	**0**	**0**
Amount of Paid-up Share Capital :	**179624035.50**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001816339A
Transaction No	: C060313666
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 06/07/2006 14:27

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/07/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048010975**	**0**	**0**
Amount of Issued Share Capital :	**179613595.50**	**0**	**0**
Amount of Paid-up Share Capital :	**179613595.50**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001816314A

Date/Time : 06/07/2006 14:23

Transaction No : C060313639

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/07/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048008375**	**0**	**0**
Amount of Issued Share Capital :	**179609773.50**	**0**	**0**
Amount of Paid-up Share Capital :	**179609773.50**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001816293A

Date/Time : 06/07/2006 14:19

Transaction No : C060313615

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/07/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048005775**	**0**	**0**
Amount of Issued Share Capital :	**179605613.50**	**0**	**0**
Amount of Paid-up Share Capital :	**179605613.50**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001815761A	Date/Time : 06/07/2006 11:16
Transaction No	: C060312923	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Con to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	30/06/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048003175**	**0**	**0**
Amount of Issued Share Capital :	**179600933.50**	**0**	**0**
Amount of Paid-up Share Capital :	**179600933.50**	**0**	**0**